Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

November 25, 2015

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

OF POSTMEDIA NETWORK CANADA CORP.

TO BE HELD ON

JANUARY 13, 2016

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

POSTMEDIA NETWORK CANADA CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting of shareholders (the “Meeting”) of Postmedia Network Canada Corp. (“Postmedia”) will be held at Postmedia Place, 365 Bloor Street East, 11th Floor, Toronto, Ontario on January 13, 2016, at 2:00 p.m. (Toronto time), for the following purposes:

1.	to receive Postmedia’s consolidated financial statements, and the independent auditor’s report thereon, for the year ended August 31, 2015;

2.	to re-appoint PricewaterhouseCoopers LLP as Postmedia’s auditor for the year ending August 31, 2016 and to authorize the board of directors of Postmedia (the “Board of Directors”) to fix the auditor’s remuneration;

3.	to elect the directors for the coming year;

4.	to approve a resolution to amend Postmedia’s stock option plan to increase the number of authorized Shares (as defined below) to be reserved for issuance under the stock option plan;

5.	to approve a resolution to amend Postmedia’s restricted share unit plan to increase the number of authorized Shares to be reserved for issuance under the restricted share unit plan; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors has fixed the close of business on November 20, 2015 as the record date, being the date for the determination of the registered holders of Class C voting shares and Class NC variable voting shares in the capital of Postmedia (collectively, the “Shares”) entitled to receive notice of and vote at the Meeting and any adjournment thereof. Proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with Postmedia’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 2:00 p.m. (Toronto time) on January 11, 2016 or forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 25th day of November 2015.

By Order of the Board of Directors

Rod Phillips

Chair of the Board of Directors

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1

VOTING INFORMATION	1
Voting Matters	1
Who Can Vote	1
Voting Your Shares	1
Voting Your Shares by Proxy	2
Voting by Non-Registered Shareholders	3
Additional Matters Presented at the Meeting	3
Description of Shares	3

MATTERS TO BE ACTED UPON AT THE MEETING	4
Financial Statements	4
Reappointment of Auditor	4
Election of Directors	5
Proposed Amendments to the Option Plan	6
Proposed Amendments to the RSU Plan	7

BOARD OF DIRECTORS	8
Director Biographies	8
Cease Trade Orders or Bankruptcies	12
Penalties or Sanctions	14
Conflicts of Interest	14

STATEMENT OF EXECUTIVE COMPENSATION	14
Compensation Discussion and Analysis	14
Summary Compensation Table	23
Pay For Performance	24
Incentive Plan Awards	25
Stock Option Plan	25
Restricted Share Unit Plan	27
Employment Agreements	32
Director Compensation	35
Deferred Share Unit Plan	36
Share Ownership	38
Share Ownership Guidelines	39
Securities Authorized for Issuance under Equity Compensation Plans	39

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	39
Board of Directors	39
Code of Business Conduct and Ethics	42
Position Descriptions	43
Board of Directors Renewal, Annual Evaluation and Skills Matrix Review	44
Committees of the Board of Directors	44
Composition of Committees	44

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	46
Registration Rights Agreement	46
Nominating Agreement	46
First-Lien Notes and Second-Lien Notes	47
Standby Purchase Agreement	47
Conversion Restriction Agreement	47

ADDITIONAL INFORMATION	47

DIRECTORS’ APPROVAL	48

SCHEDULE “A”	49

SCHEDULE “B”	52

SCHEDULE “C”	53

POSTMEDIA NETWORK CANADA CORP.

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Postmedia Network Canada Corp. (“Postmedia”) for use at the annual general and special meeting of shareholders (the “Meeting”) to be held on January 13, 2016 at 2:00 p.m. (Toronto time) at Postmedia Place, 365 Bloor Street East, 11th Floor, Toronto, Ontario and any adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual General and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to the “Corporation”, the “Company”, “we”, “us”, “our” and similar terms, as well as references to Postmedia, refer to Postmedia Network Canada Corp. and if the context requires, its subsidiary, Postmedia Network Inc. Unless otherwise indicated, the information in this Circular is given as at November 17, 2015 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•	If you are a registered holder of Class C voting shares in the capital of Postmedia (“Voting Shares”) or Class NC variable voting shares in the capital of Postmedia (“Variable Voting Shares”, and collectively with Voting Shares, the “Shares”), a proxy form is enclosed that you can use to vote at the Meeting.

•	If your Shares are held by a nominee, you should contact that nominee to arrange to receive either a form of proxy or voting instruction form.

These security holder materials are being sent to both registered and non-registered owners of the Shares (“Shareholders”). If you are a non-registered owner, and Postmedia or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Postmedia.

VOTING INFORMATION

Voting Matters

At the Meeting, Shareholders will be asked to vote on: (a) the re-appointment of our auditor for the year ending August 31, 2016 and the authorization of the Corporation’s board of directors (the “Board of Directors”) to fix the auditor’s remuneration; (b) the election of directors for the coming year; (c) the resolution approving the amendment of the Corporation’s Option Plan (as defined below) to increase the number of Shares issuable under such plan from 3,000,000 to 18,300,000; and (d) the resolution approving the amendment of the Corporation’s RSU Plan (as defined below) to increase the number of Shares issuable under such plan from 600,000 to 4,600,000.

Who Can Vote

The record date for the Meeting is November 20, 2015. Our transfer agent will prepare a list, as of the close of business on the record date, of the registered holders of the Shares. A holder of the Shares whose name appears on such list is entitled to vote the Shares on such list at the Meeting.

Voting Your Shares

IF YOU ARE A REGISTERED SHAREHOLDER ON THE RECORD DATE, YOU MAY VOTE IN PERSON AT THE MEETING OR GIVE ANOTHER PERSON AUTHORITY TO REPRESENT YOU AND VOTE YOUR SHARES AT THE MEETING, AS DESCRIBED BELOW UNDER ‘‘VOTING YOUR SHARES BY PROXY’’.

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Voting Your Shares by Proxy

IF YOU WILL NOT BE AT THE MEETING OR DO NOT WISH TO VOTE IN PERSON, YOU MAY VOTE BY USING THE ENCLOSED PROXY FORM. A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY YOU OR BY YOUR ATTORNEY AUTHORIZED IN WRITING.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 2:00 p.m. (Toronto time) on January 11, 2016 or forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered Shareholders may provide their voting instructions by any of the following means:

•	BY MAIL to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed); or

•	BY HAND OR BY COURIER to the address set forth above.

Your Proxy Vote

On the proxy form, you can indicate how you want to vote your Shares, or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received by our transfer agent, Computershare Investor Services Inc., no later than 2:00 p.m. (Toronto time) on January 11, 2016 or forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting, will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

If you give directions on how to vote your Shares on your proxy form, your proxyholder must vote your Shares according to your instructions. If you have not specified how to vote on a particular matter on your proxy form, your proxyholder can vote your Shares as he or she sees fit. IF NEITHER YOU NOR YOUR PROXYHOLDER GIVES SPECIFIC INSTRUCTIONS, YOUR SHARES WILL BE VOTED:

(a)	FOR the re-appointment of PricewaterhouseCoopers LLP as our independent auditor for the year ending August 31, 2016 and the authorization of the Board of Directors to fix the auditor’s remuneration;

(b)	FOR the election of each of the nominees to the Board of Directors listed under the heading “Matters to be Acted Upon at the Meeting – Election of Directors”;

(c)	FOR the resolution approving the amendment of the Corporation’s Option Plan to increase the number of Shares issuable under such plan from 3,000,000 to 18,300,000; and

(d)	FOR the resolution approving the amendment of the Corporation’s RSU Plan to increase the number of Shares issuable under such plan from 600,000 to 4,600,000.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any continuation after an adjournment of the Meeting) and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a Shareholder. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the person designated in the form, who is Chair of our Board of Directors or, failing him, our President and Chief Executive Officer, is appointed to act as your proxyholder.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•	you may send another proxy form with a later date to our transfer agent, Computershare Investor Services Inc., but it must reach Computershare Investor Services Inc. no later than 2:00 p.m. (Toronto time) on January 11, 2016 or forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting;

•	you may deliver a signed written statement stating that you want to revoke your proxy to our Corporate Secretary, Gillian Akai, no later than 5:00 p.m. (Toronto time) on January 12, 2016 the last business day preceding the day of the Meeting, or any adjournment thereof, at Postmedia Place, 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4;

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•	you may attend the Meeting and notify the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your proxy; or

•	you may revoke your proxy in any other manner permitted by law.

Voting by Non-Registered Shareholders

You are a non-registered Shareholder if your Shares are held in the name of a nominee (such as a bank, trust company or securities broker). Your nominee will generally provide you with a voting instruction form or a proxy form. You should follow the voting instructions provided by your nominee. If you wish to vote in person at the Meeting, you must insert your own name in the space provided for the appointment of a proxyholder on the form provided by your nominee and return same by following the instructions provided.

Additional Matters Presented at the Meeting

The enclosed proxy form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

If you sign and return the proxy form and do not appoint a proxyholder by filling in a name, and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Postmedia representatives named as proxies will vote in their best judgement. Our management is not currently aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

Description of Shares

Voting Rights

Voting Shares and Variable Voting Shares are the only Shares which entitle Shareholders to vote at the Meeting. Each Voting Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. Each Variable Voting Share entitles the holder to one vote on each item of business identified in the Notice of Meeting, except if:

(a)	the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding Shares; or

(b)	the total number of votes that may be cast by or on behalf of holders of Variable Voting Shares present at any meeting of holders of Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality, to equal the maximum permitted vote per Variable Voting Share as indicated below. Under the circumstance described in subparagraph (a) above, the Variable Voting Shares as a class cannot carry more than 49.9% of the aggregate votes. Under the circumstance described in subparagraph (b) above, the Variable Voting Shares as a class cannot, for the applicable Shareholders’ meeting, carry more than 49.9% of the total number of votes that can be cast at the Meeting.

Conversion of Shares and Coattail Provisions

An issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of Postmedia or the holder, if (a) such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (“Non-Canadians”), unless such Variable Voting Share resulted from the exercise of a voluntary election to convert a Voting Share into a Variable Voting Share, or (b)(i) the foreign ownership restrictions of the Income Tax Act (Canada) (the “Tax Act”) are repealed and not replaced with other similar restrictions in the Tax Act or other applicable legislation; and (ii) there is no Canadian federal or provincial law applicable to Postmedia prescribed for the purposes of subsection 46(1) or paragraph 174(1)(c) of the Canada Business Corporations Act (the “CBCA”) or any other similar provision in the CBCA or the CBCA Regulations.

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An issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of Postmedia or the holder, if such Voting Share becomes held or beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more Non-Canadians. In addition to such automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such Shares into Variable Voting Shares on a one-for-one basis and to convert those Shares back to Voting Shares on a one-for-one basis.

In the event that an offer is made to purchase Voting Shares or Variable Voting Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Shares are then listed, be made to all or substantially all the holders of the Shares of such class, and a concurrent offer at an equal price and with identical terms (subject to certain exceptions) is not made to purchase the Shares of such other class, each Variable Voting Share or Voting Share, as the case may be, shall become convertible at the option of the holder into one Share of the other class that shall be subject to the offer at any time while the offer is in effect. The conversion right may only be exercised in respect of Shares for the purpose of depositing the resulting Shares in response to the offer and a Canadian trustee designated by Postmedia shall deposit the resulting Shares on behalf of the Shareholder.

If the Shares resulting from the conversion and deposited pursuant to the offer are withdrawn from the offer or are not taken up by the offeror or if the offer is abandoned or withdrawn, the Shares resulting from the conversion shall be reconverted back into the original class automatically and without further act from Postmedia or the holder.

Quorum and Principal Holders

The presence of at least two people holding or representing by proxy at least ten percent (10%) of the total number of issued Shares for the time being enjoying voting rights at such meeting is necessary for a quorum at the Meeting. As at November 17, 2015, 1,030,622 Voting Shares and 280,151,223 Variable Voting Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Postmedia, no person owns, directly or indirectly, or exercises control or direction over, voting securities of Postmedia carrying more than ten percent (10%) of the voting rights attached to any class of our voting securities as at November 17, 2015, other than: (a) for Variable Voting Shares, GoldenTree Asset Management LP (“GoldenTree”) or its affiliates (146,694,259 Variable Voting Shares representing 52.36% of the outstanding Variable Voting Shares) and Canso Investment Counsel Ltd. (“Canso”) (56,595,013 Variable Voting Shares representing 20.20% of the outstanding Variable Voting Shares); and (b) for the Voting Shares, the Paul and Gina Godfrey Sons Family Trust (108,000 Voting Shares representing 10.48% of the outstanding Voting Shares). For more information on Variable Voting Shares held by the Paul and Gina Godfrey Sons Family Trust, see “Statement of Executive Compensation - Share Ownership”.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The annual report, which includes the audited consolidated financial statements of the Company for the years ended August 31, 2015, 2014 and 2013, accompanying this Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the audited consolidated financial statements. If any Shareholder has questions regarding such audited consolidated financial statements, such questions may be brought forward at the Meeting.

Reappointment of Auditor

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) is the auditor of Postmedia and was first appointed as our auditor in 2010.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the re-appointment of PricewaterhouseCoopers as our auditor until the close of our next annual meeting of Shareholders and the authorization of the Board of Directors to fix the remuneration of the auditor.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR AUDITOR FOR THE YEAR ENDING AUGUST 31, 2016 AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE AUDITOR’S REMUNERATION.

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Election of Directors

Postmedia is required to have a minimum of three directors and a maximum of 15 directors. Postmedia currently has ten directors, which number will be increased to 11 in the event that all nominees are elected at the Meeting.

The Board of Directors has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the Board of Directors promptly following the applicable Shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominating Committee will consider whether or not to accept the offer of resignation and make a recommendation to the Board of Directors. Within 90 days following the applicable Shareholders’ meeting, the Board of Directors shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable, provided that the Board of Directors shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board of Directors. The Corporation will be required to issue a news release with the Board of Directors’ decisions and, if the Board of Directors determines not to accept a resignation, the news release will be required to state the reasons for that decision. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered. A copy of the majority voting policy may be found on the Postmedia website at www.postmedia.com.

The following table identifies the name and residence of the persons proposed to be nominated for election by Shareholders as directors, their current positions with Postmedia, the date on which they first became a director of Postmedia and their principal occupations:

NAME AND RESIDENCE	POSITION WITH POSTMEDIA	DIRECTOR SINCE	PRINCIPAL OCCUPATION IF DIFFERENT FROM POSITION HELD WITH POSTMEDIA
Rod Phillips(1) Toronto, Ontario, Canada	Director and Chair of the Board of Directors	February 5, 2014	Corporate Director

Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	April 26, 2010

Charlotte Burke(1)(2)(5) Toronto, Ontario, Canada	Director	September 20, 2010	Corporate Director

Stephanie Coyles(1) Toronto, Ontario, Canada	New Nominee	—	Strategy Consultant

Wendy Henkelman(1) Calgary, Alberta, Canada	New Nominee	—	Corporate Director

Mitch Joel(1) Montreal, Quebec, Canada	New Nominee	—	President, Mirum Inc.

Ted Lodge Lafayette Hill, Pennsylvania, U.S.A	New Nominee	—	Partner of GoldenTree Asset Management LP

Martin Nisenholtz(1)(3)(5) Brookline, Massachusetts, U.S.A	Director	February 5, 2014	Professor of the Practice of Digital Communications at Boston University

Graham Savage(1)(2)(3) Toronto, Ontario, Canada	Director	July 12, 2010	Corporate Director

Peter Sharpe(1)(3)(4) Toronto, Ontario, Canada	Director	June 17, 2010	Corporate Director

Robert Steacy(1)(2)(3) Toronto, Ontario, Canada	Director	July 14, 2010	Corporate Director

Notes:

(1)	Independent member of the Board of Directors.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Pension Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of the Digital Oversight Committee.

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Seven of the nominees are currently directors of Postmedia and had been elected for a term ending on the date of the Meeting. Three of our current directors, Mr. Dow, Ms. Peverett and Mr. Shapiro, will not be standing for re-election at the Meeting. The other four nominees, Stephanie Coyles, Wendy Henkelman, Mitch Joel and Ted Lodge, are being nominated as directors of Postmedia for the first time. Each director elected at the Meeting will hold office for a term ending on the date of the next annual meeting of Shareholders, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause.

It is not expected that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but should that occur prior to the election, the persons named in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee in their discretion, unless the Shareholder has specified that his or her Shares be withheld from voting on the election of directors. For more information on our proposed nominees, see “Board of Directors – Director Biographies”.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE NOMINEES PROPOSED FOR ELECTION.

Proposed Amendments to Long-Term Incentive Plan

With the assistance of Hugessen Consulting Inc. (“Hugessen”), an independent advisor engaged by the Compensation and Pension Committee since November 5, 2010 to provide advice and guidance on compensation matters, the Compensation and Pension Committee has recommended, and the Board of Directors has approved, amendments to the Company’s Option Plan and RSU Plan. The proposed amendments relate to an increase in the maximum number of Shares reserved for issuance under such plans. In light of the limited number of remaining Shares available for issuance under such plans and the recent Rights Offering (as defined below in “Interest of Informed Persons in Material Transactions – Standby Purchase Agreement”) which has expanded the Company’s issued and outstanding Shares, the Compensation and Pension Committee and Board of Directors believes that an increase in the maximum number of Shares issuable under the plans is reasonable and appropriate as such increase will:

•	enhance the link between executive compensation and the creation of long-term Shareholder value through the continued granting of Options and the introduction of restricted share units which vest contingent upon the achievement of performance goals, referred to as performance share units (“PSUs”);

•	provide equity for annual long-term incentive grants that will be settled in Shares that the Company keeps in its own treasury rather than Shares purchased by the Company in the open market (“Treasury Shares”), therefore preserving cash; and

•	support the Company’s ability to attract and retain qualified individuals in a highly competitive business environment that is shifting from traditional print media to digital content creation and distribution.

Further, if the increase in Share reserve is not approved, the Company will have difficulty offering a complete compensation program and might have to grant medium and long-term incentives which are cash settled.

Proposed Amendments to the Option Plan

Postmedia has an Option Plan that is intended to, among other things, attract, motivate and retain certain officers, employees and consultants and align their interests with the interests of Shareholders by granting Options (as defined below). For more information on the Option Plan see “Statement of Executive Compensation – Stock Option Plan”. As of August 31, 2015, 2,829,000 Options have been granted under the Option Plan (representing 94.30% of the number of Options that are reserved for issuance under the Option Plan or approximately 1.01% of the total number of Shares issued and outstanding), including 600,000 tandem Options/RSUs (as defined below). For more information, see “Matters to be Acted Upon at the Meeting - Proposed Amendments to the RSU Plan”).

At the Meeting Shareholders will be asked to consider, and if deemed advisable, pass an ordinary resolution approving certain amendments to the Option Plan (the “Option Plan Resolution”), which resolution is set forth at Schedule “B” to the Circular. The Option Plan Resolution requires the approval of at least a majority of the Shares voted in person or represented by proxy at the Meeting.

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The proposed amendments would increase the maximum number of Shares which could be issued under the Option Plan from 3,000,000 (representing approximately 1.07% of the issued and outstanding Shares) to 18,300,000 (representing approximately 6.51% of the issued and outstanding Shares). The amendment of the Option Plan has been accepted for filing by the Toronto Stock Exchange (“TSX”) subject to approval by the Shareholders at the Meeting as contemplated herein. The amended Option Plan will become effective only at the time of approval of the Option Plan Resolution at the Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE OPTION PLAN RESOLUTION.

Proposed Amendments to the RSU Plan

Postmedia has an RSU Plan that provides for the grant of the right to acquire fully paid and non-assessable Shares, as applicable, in accordance with the terms of the RSU Plan to current full-time or part-time officers, employees or consultants of Postmedia or certain related entities. For more information on the RSU Plan, see “Statement of Executive Compensation – Restricted Share Unit Plan”. The RSU Plan is intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of Shareholders. Since the adoption of the RSU Plan in 2010, RSUs representing the right (once vested) to acquire 600,000 Shares have been granted under the RSU Plan (representing 100% of the number of RSUs that are reserved for issuance or approximately 0.21% of the total number of Shares issued and outstanding), including 600,000 tandem Options/RSUs.

At the Meeting Shareholders will be asked to consider, and if deemed advisable, pass an ordinary resolution approving certain amendments to the RSU Plan (the “RSU Plan Resolution”), which resolution is set forth at Schedule “C” to the Circular. The RSU Plan Resolution requires the approval of at least a majority of the Shares voted in person or represented by proxy at the Meeting.

The proposed amendments would increase the maximum number of RSUs which could be issued under the RSU Plan from 600,000 (representing approximately 0.21% of the issued and outstanding Shares) to 4,600,000 (representing approximately 1.64% of the issued and outstanding Shares). The amendment of the RSU Plan has been accepted by the TSX subject to approval by the Shareholders at the Meeting as contemplated herein. The amended RSU Plan will become effective only at the time of approval of the RSU Plan Resolution at the Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE RSU PLAN RESOLUTION.

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BOARD OF DIRECTORS

Director Biographies

The following are brief profiles of persons proposed to be nominated for election by Shareholders as directors, including a description of each individual’s principal occupation within the past five years.

ROD PHILLIPS (Chair)

Mr. Phillips was most recently President and Chief Executive Officer of the Ontario Lottery and Gaming Corporation, an Operational Enterprise of the Ontario Ministry of Finance (OLG), which is responsible for gaming sites and the sales of lottery products across the Province of Ontario. He resigned from this position on January 22, 2014. Prior to his appointment to the OLG, Mr. Phillips was President and Chief Executive Officer of Shepell.fgi, one of North America’s leading providers of workplace health and productivity solutions. From 1997 to 2000, Mr. Phillips served as Chief of Staff to Mayor Mel Lastman during his first term as the leader of the newly amalgamated City of Toronto. Mr. Phillips currently sits on the boards of Discovery Air Inc., Data Group Limited and Infor Acquisition Corp. In addition, Mr. Phillips is currently chair of the boards of the Greater Toronto CivicAction Alliance and Telus Toronto Community Board. He is also a member of the board of the Toronto International Film Festival and was the founding chair of the Centre for Addiction and Mental Health’s (CAMH) Transforming Lives Gala in support of CAMH’s critical work.

LOCATION Toronto, Ontario, Canada		DIRECTOR SINCE		February 5, 2014	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
Board of Directors		11 of 11	100%	Discovery Air Inc. Data Group Limited Infor Acquisition Corp.

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	179,353
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		179,353
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	No		Target Date to Meet Requirement			February 5, 2019

PAUL GODFREY (Director)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the chairman of the Municipality of Metropolitan Toronto. He is chairman of the board of RioCan Real Estate Investment Trust. He also serves on the board of Cargojet Inc. and serves as Vice Chair of Baycrest Centre for Geriatric Care.

LOCATION Toronto, Ontario, Canada		DIRECTOR SINCE		April 26, 2010	STATUS	Non-Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
Board of Directors		11 of 11	100%	RioCan Real Estate Investment Trust Cargojet Inc.

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	108,000			DSUs	None(1)
Variable Voting Shares	647,233			Options	750,000(2)
Total Number of Shares	755,233			RSUs	600,000(3)
Total Number of Shares, DSUs, Options, and RSUs		2,105,233(3)
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	Not Applicable(4)		Target Date to Meet Requirement			Not Applicable(4)

Notes:

(1)	Mr. Godfrey does not receive any compensation for serving as director of the Company and therefore, holds no DSUs.
(2)	This number does not include Mr. Godfrey’s 600,000 tandem Options/RSUs which are reflected in the number of RSUs below.
(3)	This number represents Mr. Godfrey’s 600,000 tandem Options/RSUs. In respect of the tandem Options/RSUs, in the event that Mr. Godfrey exercises the Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration. In the event that he exercises the RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration.
(4)	Share ownership guidelines only apply to non-executive directors. For more information on the Company’s share ownership guidelines, see “Statement of Executive Compensation – Share Ownership Guidelines”.

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CHARLOTTE BURKE (Director)

Ms. Burke is a corporate director and operates a consulting firm that advises senior executives on digital transformation, innovation and growth strategies in support of shareholder value. Most recently Ms. Burke was Chief Marketing and Sales Officer with QuickPlay Media Inc., a leading provider of IPTV solutions. During 2009 to 2015, Ms. Burke served as a senior advisor and executive to Accenture, the Department of Foreign Affairs, Hewlett Packard, Asurion Canada and the Business Development Bank of Canada. In addition, Ms. Burke was an officer and Senior Vice President with Bell Canada from 1996 to 2008, where she led the Consumer Internet business and Bell Mobility’s digital cellular business. Ms. Burke is also an advisor with the MaRS Ontario Innovation Center and Next 36 Young Entrepreneurs Program and serves on the boards of Rothesay Netherwood School and Halton Health Sciences, Quality and Risk Management Committee. She was formerly on the boards of Acadia University, Ontario Lottery and Gaming Corporation, Women in Telecommunications and National Ballet School.

LOCATION Toronto, Ontario, Canada		DIRECTOR SINCE		September 20, 2010	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
Board of Directors		10 of 11	91%	None
Audit Committee		7 of 7	100%
Digital Oversight Committee		4 of 4	100%

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	153,600
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		153,600
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	Yes		Target Date to Meet Requirement			Met

STEPHANIE COYLES (New Nominee)

Mrs. Coyles is a Senior Advisor serving private equity and business consulting clients particularly in the area of advanced analytics and digital transformation through her own consulting firm, Konsey Partners. She was an executive and Chief Strategic Officer at LoyaltyOne from 2008 to 2012. She spent most of her career as a management consultant and eventually as a partner at McKinsey & Company Canada from 1990 to 2008. Mrs. Coyles holds a Master’s degree in Public Policy from the Kennedy School of Management at Harvard University and a Bachelor of Commerce from Queen’s University. Mrs. Coyles serves on the board of Metro Inc.

LOCATION Toronto, Ontario, Canada		DIRECTOR SINCE		New Nominee	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
New Nominee		—	—	Metro Inc.

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	None
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		None
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	New Nominee		Target Date to Meet Requirement			—

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WENDY HENKELMAN (New Nominee)

Ms. Henkelman is a corporate director with extensive experience in all aspects of the finance function including treasury, taxation, information systems, internal controls and risk management. She has held executive positions in major oil and gas companies including the VP, Treasury and Compliance with Penn West Exploration and Country Tax Manager at Shell Canada. She began her career with KPMG, progressing from the audit function to manager in the income tax group. Ms. Henkelman is a member of the board and is Treasurer for the Cochrane and Area Humane Society and has chaired major pension trusts of public corporations. She is the past President of the Canadian Petroleum Tax Society, is a former member of the Tax Executives Institute and the Canadian Tax Foundation. Ms. Henkelman currently sits on the Board of ATB Financial, where she sits on both the Audit and Human Resources committees.

LOCATION Calgary, Alberta, Canada		DIRECTOR SINCE		New Nominee	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
New Nominee		—	—	None

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	None
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		None
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	New Nominee		Target Date to Meet Requirement —

MITCH JOEL (New Nominee)

Mr. Joel is President of Mirum Canada Agency Inc., a J. Walter Thompson and WPP-owned digital marketing agency and acted as President of Mirum’s predecessor, Twist Image, prior to its acquisition by the WPP communications services group. He is also a published author, professional speaker and regular columnist for a variety of newspapers and magazines. Mr. Joel is a past chairman of the board of directors of the Canadian Marketing Association and a former board member of the Interactive Advertising Bureau of Canada. He currently acts as chair of the Digital Marketing Council for the Canadian Marketing Association.

LOCATION Montreal, Quebec, Canada		DIRECTOR SINCE		New Nominee	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
New Nominee		—	—	None

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	None
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		None
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	New Nominee		Target Date to Meet Requirement —

TED S. LODGE (New Nominee)
Ted S. Lodge is a Partner of GoldenTree Asset Management LP, which he joined in 2007. GoldenTree is an asset management company specializing in corporate and structured credit markets. At GoldenTree, Mr. Lodge leads a team of professionals in the United States and Europe responsible for out of court and in court financial restructurings and operational turnarounds across all GoldenTree investment funds and is a member of the Investment Committees of the GoldenTree Distressed Credit Fund and the GoldenTree Distressed Fund 2014. Mr. Lodge is a member of the Turnaround Management Association, American Bankruptcy Institute and National Association of Corporate Directors.

LOCATION Lafayette Hill, Pennsylvania, U.S.A		DIRECTOR SINCE		New Nominee	STATUS	Non-Independent(1)

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
New Nominee		—	—	None

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	None
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		None
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	New Nominee		Target Date to Meet Requirement —

Notes:

(1)	Upon election to the Board of Directors, Mr. Lodge will not be independent as he has been nominated by GoldenTree pursuant to a nominating agreement. For more information on the nominating agreement, see “Interest of Informed Persons in Material Transactions – Nominating Agreement”.

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MARTIN NISENHOLTZ (Director)

Mr. Nisenholtz is currently Professor of the Practice of Digital Communications at Boston University and a Venture Partner of FirstMark Capital, an early stage venture capital firm based in New York City. In January 2012, Mr. Nisenholtz retired from his full-time role at The New York Times Company where he had served as Senior Vice President, Digital Operations and was responsible for the strategy development, operations and management of its digital properties. Prior to that, Mr. Nisenholtz was Chief Executive Officer of New York Times Digital. In June 2001, Mr. Nisenholtz founded the Online Publishers Association, an industry trade organization that represents the interests of high-quality online publishers. Mr. Nisenholtz currently serves on the boards of Yellow Pages Limited, a Canadian media and marketing solutions company, RealMatch, a U.S. privately held online recruitment advertising solutions company and Purch, a U.S privately held digital publishing company.

LOCATION Brookline, Massachusetts, U.S.A		DIRECTOR SINCE		February 5, 2014	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
Board of Directors		11 of 11	100%	Yellow Pages Limited
Compensation and Pension Committee		6 of 6	100%
Digital Oversight Committee		4 of 4	100%

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	106,283
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		106,283
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	No		Target Date to Meet Requirement			February 5, 2019

GRAHAM SAVAGE (Director)

Mr. Savage is a corporate director, and from 1997 to 2007 he was chairman and Founding Partner of Callisto Capital, a private equity firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. Mr. Savage is currently a director of Sears Canada Inc. and Cott Corporation and is chairman of Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Canadian Tire Corp., Canadian Tire Bank, Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd., Hollinger International Inc., among others.

LOCATION Toronto, Ontario, Canada		DIRECTOR SINCE		July 12, 2010	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
Board of Directors		9 of 11	82%	Sears Canada Inc.
Audit Committee		7 of 7	100%	Cott Corporation
Compensation and Pension Committee		6 of 6	100%	Whistler Blackcomb Holdings Inc.

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	184,520
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		184,520
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	Yes		Target Date to Meet Requirement			Met

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PETER SHARPE (Director)

Mr. Sharpe retired as President and Chief Executive Officer of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a director of Multiplan Empreendimentos Imobiliários S.A., Morguard Corporation, First Industrial REIT (US), and Allied Property REIT. Mr. Sharpe is also a past chairman and current Trustee of the International Council of Shopping Centers.

LOCATION Toronto, Ontario, Canada		DIRECTOR SINCE		June 17, 2010	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
Board of Directors		11 of 11	100%	Multiplan Empreendimentos Imobiliários S.A.
Compensation and Pension Committee		5 of 6	83%	Morguard Corporation
Corporate Governance and Nominating Committee		3 of 3	100%	First Industrial REIT (US)
				Allied Property REIT

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	25,000			DSUs	173,173
Variable Voting Shares	149,822			Options	None
Total Number of Shares	174,822			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		347,995
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	Yes		Target Date to Meet Requirement			Met

ROBERT STEACY (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the Senior Financial Officer of Torstar Corporation. Mr. Steacy is the chairman of the board of Domtar Corporation and chair of the Audit Committee of Cineplex Inc. From 2005 to 2007 he served on the boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund, and was a director of Canadian Imperial Bank of Commerce from 2008 to 2012.

LOCATION Toronto, Ontario, Canada		DIRECTOR SINCE		July 14, 2010	STATUS	Independent

BOARD & COMMITTEE MEMBERSHIPS		ATTENDANCE		CURRENT PUBLIC BOARD MEMBERSHIPS
Board of Directors		11 of 11	100%	Domtar Corporation
Audit Committee		7 of 7	100%	Cineplex Inc.
Compensation and Pension Committee		6 of 6	100%

EQUITY OWNERSHIP (BENEFICIALLY OWNED, CONTROLLED OR DIRECTED)
Voting Shares	None			DSUs	184,520
Variable Voting Shares	None			Options	None
Total Number of Shares	None			RSUs	None
Total Number of Shares, DSUs, Options, and RSUs		184,520
SHARE OWNERSHIP GUIDELINES REQUIREMENTS
Minimum Requirement Met	Yes		Target Date to Meet Requirement			Met

Cease Trade Orders or Bankruptcies

Other than as described below, no director, nominee or executive officer of Postmedia is, or within ten years before the date hereof, has been a director, chief executive officer or chief financial officer of any company (including Postmedia) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the preceding sentence, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation.

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Other than as described below, to the knowledge of the Corporation, no director, nominee or executive officer, or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia:

(a)	is at the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, or within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global Communications Corp. (“Canwest Global”) were suspended from trading on the TSX while a review to determine whether the company was meeting the continued listing requirements was conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 16, 2009. Mr. Godfrey, the President and Chief Executive Officer of Postmedia, and Mr. Lamb, Executive Vice President and Chief Financial Officer of Postmedia, were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

Prior to their mandates with Postmedia, Messrs. Godfrey and Lamb were executive officers of Canwest Publishing Inc., Canwest Books Inc., Canwest (Canada) Inc., and Canwest Limited Partnership (the “LP Entities”) or one of the LP Entities’ wholly-owned subsidiaries. On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the Companies’ Creditors Arrangement Act, R.S.C. 1985 c. C-36, as amended (the “CCAA”). Postmedia acquired substantially all of the newspaper and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA. On April 24, 2013, the Ontario Superior Court of Justice made an order terminating the CCAA proceedings of the LP Entities.

Mr. Godfrey served on the board of directors of Mobilicity (formerly known as Data & Audio Visual Enterprises Mobilicity) from November 20, 2008 to April 30, 2013. Mobilicity sought and received CCAA protection on September 30, 2013.

Mr. Savage was a director of Microcell Inc. when it filed for protection under the CCAA. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. (“Hollinger”). He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim management’s discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the United States Bankruptcy Code (“USBC”) in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for protection under Chapter 11 of the USBC in August 2009, after Mr. Shapiro’s departure from its board.

Mr. Lodge served as a director to Source Home Entertainment, LLC (“Source”), a Delaware limited liability company that filed a voluntary petition under Chapter 11 of the USBC on June 23, 2014. Source remains under the protection of the Delaware Bankruptcy Court as it proceeds with its restructuring.

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Mr. Nisenholtz was appointed to the Board of Trustees of Yellow Pages Income Fund, a predecessor of Yellow Media Inc., on May 9, 2006. Upon the conversion of the fund into a Canadian corporation on November 1, 2010, Mr. Nisenholtz became a director of Yellow Media Inc. Yellow Media Inc. announced a recapitalization on July 23, 2012 which was implemented and became effective on December 20, 2012 (the “Yellow Media Recapitalization”).

The Yellow Media Recapitalization was implemented in accordance with a court approved Plan of Arrangement under the CBCA pursuant to which the former securities of Yellow Media Inc. and all entitlements relating thereto were exchanged and cancelled for, as applicable, cash and common shares and warrants of Yellow Media Limited, and new senior secured notes and new senior subordinated exchangeable debentures of YPG Financing Inc. (formerly known as Yellow Media Inc.). YPG Financing Inc. is a wholly-owned subsidiary of Yellow Media Limited. The Yellow Media Recapitalization reduced the corporation’s debt, including preferred shares, by approximately $1.5 billion.

Penalties or Sanctions

To the knowledge of the Company, no director, nominee or executive officer or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Pursuant to a nominating agreement, GoldenTree has the right to select one individual to be nominated to serve as a director on the Board of Directors. For more information on the nominating agreement, see “Interest of Informed Persons in Material Transactions – Nominating Agreement”. GoldenTree’s current nominee on the Board of Directors is Mr. Shapiro, who is a Founding Partner and Portfolio Manager at GoldenTree, and is a member of its Executive Committee. GoldenTree’s proposed nominee for election to the Board of Directors at the Meeting is Mr. Lodge, who is a Partner of GoldenTree. GoldenTree is located at 300 Park Avenue, 21st Floor, New York, New York, 10022 U.S.A. GoldenTree and certain investment funds for which it serves as investment advisor own Variable Voting Shares (for more information, see “Voting Information – Quorum and Principal Holders”) and a portion of the 8.25% Senior Secured Notes due 2017 (the “First-Lien Notes”) and the 12.5% Senior Secured Notes due 2018 (the “Second-Lien Notes”), both as issued by Postmedia Network Inc. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis examines the compensation earned by: (a) the Company’s President and Chief Executive Officer (the “CEO”); (b) the Company’s Executive Vice President and Chief Financial Officer (the “CFO”); (c) the Company’s three other most highly compensated executive officers, who served as executive officers of the Company for the year ended August 31, 2015 (“Fiscal 2015”); and (d) each individual who would have satisfied the conditions in (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of Fiscal 2015 (collectively, the “Named Executive Officers” or “NEOs”). In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Company’s NEOs during Fiscal 2015.

Named Executive Officers

The NEOs for Fiscal 2015 were:

•	Paul Godfrey, President and Chief Executive Officer
•	Douglas Lamb, Executive Vice President and Chief Financial Officer
•	Wayne Parrish, Chief Operating Officer(1)
•	Andrew MacLeod, Executive Vice President and Chief Commercial Officer
•	Gordon Fisher, President, National Post and Executive Vice President Reader Revenue and Manufacturing
•	Jeffrey Haar, Executive Vice President, Legal and General Counsel

Notes:

(1)	Mr. Parrish’s employment with the Company ended July 6, 2015.

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Compensation Governance

Role of the Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Nisenholtz, Sharpe and Steacy, all of whom are independent. Members of the Compensation and Pension Committee have gained relevant skills and experience with respect to their responsibilities for executive compensation through holding a variety of senior executive management roles, including, for certain members, as chief executive officer of a business with the Human Resources and Finance functions reporting directly to them. In connection with their past roles, most Compensation and Pension Committee members have managed and implemented a variety of compensation policies and programs. The Compensation and Pension Committee regularly reports to the Board of Directors in carrying out its responsibilities and duties relating to compensation matters of the Company. The Compensation and Pension Committee regularly holds in camera sessions exclusive of management and executive directors and consults with independent advisors in respect of compensation matters (for more information about the Company’s independent advisor, see “Statement of Executive Compensation - Role of the Independent Consultant”).

The Compensation and Pension Committee, through meetings, presentations and reports, understands the key drivers and issues affecting the Company and regularly meets with senior management.

Consistent with the Compensation and Pension Committee’s charter and based on input from management and the Compensation and Pension Committee’s independent advisor, the Compensation and Pension Committee reviews executive compensation and awards for each of the NEOs.

As part of the executive compensation review, the Compensation and Pension Committee makes recommendations to the Board of Directors on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below, with particular reference to performance measures. The following outlines the principal responsibilities of the Compensation and Pension Committee with respect to compensation matters:

•	reviews and makes recommendations to the Board of Directors in consultation with the CEO at least annually, with respect to the long-term goals and objectives of the Company which are relevant to the CEO’s compensation, evaluates the CEO’s performance in light of those goals and objectives, determines and recommends to the independent directors, for approval, the CEO’s compensation based on that evaluation, and reports to the Board of Directors thereon. In determining the CEO’s compensation, the Compensation and Pension Committee considers the Company’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a competitive level consistent with the best interests of the Company;

•	reviews and makes recommendations to the Board of Directors at least annually (and upon appointment), in consultation with the CEO, with respect to the compensation of those members of senior management that report directly to the CEO (including incentive-compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, and change in control arrangements or provisions, and any special or supplemental benefits), with a view to maintaining a compensation program for senior management at a competitive level, consistent with the best interests of the Company;

•	reviews all executive compensation packages with annual cash compensation in excess of $300,000;

•	reviews and makes recommendations to the Board of Directors on incentive compensation program design and efficacy (including short term and long-term incentive plans), and equity-based compensation programs for the Company’s directors, officers and employees, including share ownership guidelines;

•	reviews and makes recommendations to the Board of Directors on awards to employees of stock or Options or other awards pursuant to any of the Company’s equity-based plans and exercises such other power and authority as may be permitted or required under those plans;

•	reviews the financial implications of the Company’s senior compensation plans, including post-retirement benefits and supplemental employee retirement plan and funding thereof, if any;

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•	reviews the potential results of the Company’s senior compensation programs under a wide variety of scenarios to ensure that the Compensation and Pension Committee has an understanding of the linkage between Shareholder interests and senior management payouts;

•	reviews and approves annually any adjustments and guidelines made in respect of the Company’s compensation plans;

•	reviews and makes recommendations to the Board of Directors at least annually with respect to compensation of directors, the Chair and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming;

•	reviews and, as required, makes recommendations to the Board of Directors in co-operation with the Company’s senior management with respect to the human resources policies and programs which are of strategic significance to the Company;

•	reviews all executive compensation disclosure prior to public disclosure by the Company; and

•	reviews and makes recommendations during periodic reviews with the Board of Directors with respect to the succession plans relating to the position of the CEO and other senior positions with respect to the selection of individuals to occupy these positions.

With respect to the Company’s Pension Plans (as defined below), the Compensation and Pension Committee’s principal duties are to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Company.

Risk Mitigation

The Compensation and Pension Committee is aware that compensation programs, policies and practices should not encourage senior executives to take excessive and unnecessary risks, and monitors this on an ongoing basis by reviewing such programs, policies and practices to ensure that executives do not make short-term decisions that could be detrimental to long-term Shareholder returns.

The following measures impose appropriate safeguards to avoid excessive or inappropriate risk-taking:

•	the Compensation and Pension Committee reviews the performance-based compensation for senior executives and in doing so, reviews the compensation mix of base salary, short-term and long-term incentives;

•	the Company promotes acceptable risk taking through the use of performance targets for its short-term incentive plan which has predefined payout thresholds;

•	risk is mitigated through the granting of long-term incentives such as Options, RSUs and PSUs that have multi-year vesting provisions; and

•	long-term incentives reward executives for taking a balanced focus on long-term performance and the achievement of long-term goals over a three to ten year period.

The Compensation and Pension Committee is satisfied that current programs, policies and practices, combined with the risk compliance reviews of the organization, promote acceptable risk taking with appropriate and reasonable incentive compensation and has not identified any risks with such programs, policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging Policy

The Company has a policy of prohibiting its employees from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange traded funds, that are designed to hedge or offset a decrease in market value of securities of Postmedia held, directly or indirectly, by such employees, including equity securities granted as compensation. Such policy is contained in the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy.

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Role of the Independent Consultant

The Compensation and Pension Committee has engaged Hugessen since November 5, 2010 to act as its independent advisor to provide advice and guidance on compensation matters. All work undertaken by Hugessen is pre-approved by the Chair of the Compensation and Pension Committee. Hugessen provides no other services to Postmedia. Hugessen is directly retained and instructed by and reports to the Compensation and Pension Committee. The decisions made by the Compensation and Pension Committee are the responsibility of the Compensation and Pension Committee and may reflect other factors and considerations in addition to the information and recommendations from Hugessen.

The following table sets forth the fees paid to Hugessen in the years ended August 31, 2015 and 2014 pertaining to professional consulting services. Such services included analysis and support in respect of NEO and director compensation, benchmarking, long-term incentive plan design and assistance with an equity plan reserve request:

YEAR	EXECUTIVE COMPENSATION RELATED FEES	ALL OTHER FEES
FISCAL 2015	92,263	—
FISCAL 2014	47,363	—

Executive Compensation Guiding Principles

The newsmedia industry is under significant pressure and the Company has been active in substantially transforming its business in response.

The Company’s compensation programs must be able to adapt to the changing market environment and continue to be aligned with business results and market best practices. While the Company works to significantly transform the business, the compensation programs’ key considerations will be to reward employees only when meaningful results that support the Company’s strategic goals and Shareholder interests are achieved.

Within the context of total rewards, the Company seeks to maintain an incentive structure that is attractive to new talent, particularly in the digital and sales areas, while at the same time managing costs and focusing on equity-based compensation that does not require large cash outlays.

Accountability for compensation program design and administration of such programs will be held by appropriate internal stakeholders and overseen by the Compensation and Pension Committee with input from external consultants. The Company’s approach to compensation for all employees, including the NEOs, is guided by the following principles:

•	assessing the financial reality to support our compensation programs must be aligned and reward when the business is successfully transformed;

•	attracting and retaining the best talent that will transform the Company’s business through programs that reflect its values and are considered, but are not dictated by, market practice;

•	managing the costs of incentive programs while maintaining their purpose and benefits;

•	keeping programs simple to communicate to our employees and are transparent to Shareholders; and

•	ensuring good governance by developing compensation programs that do not encourage excessive risk taking.

Competitive Benchmarking

In July 2013, the Compensation and Pension Committee requested that Hugessen assist the Committee by reviewing the competitiveness of the compensation levels for the NEOs, using a comparator peer group of publicly listed companies.

The review focused on the total direct compensation (“TDC”) composed of base salary, short term incentives and long-term incentives received by the NEOs. For benchmarking purposes, Hugessen matched the CEO and CFO positions with the counterparts of the comparator peer group companies. For the other NEO positions, Hugessen matched these positions based on their TDC ranking.

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Hugessen assessed the NEOs compensation levels’ competitiveness by using the comparator peer group companies developed and approved by the Compensation and Pension Committee. The following table identifies the four screening criteria used to select the comparator peer group of companies:

COMPARATOR PEER GROUP CRITERIA
Primary Listing	Toronto Stock Exchange
Geographic Location	Headquartered in Canada
Industry Classification	Media
Size/Financial Criteria	Latest Total Enterprise Value between approximately $400 million and $2.5 billion.

The screening identified the following ten companies:

•	Aimia Inc.
•	Astral Media Inc.
•	Cineplex Inc.
•	Cogeco Cable Inc.
•	Corus Entertainment Inc.
•	Glacier Media Inc.
•	Mood Media Corporation
•	Torstar Corporation
•	TVA GROUP Inc.
•	Yellow Media Limited

The Compensation and Pension Committee utilized the July 2013 benchmarking review to assess the NEOs’ compensation for Fiscal 2014 and Fiscal 2015 and determined to leave the compensation levels of the NEOs unchanged for Fiscal 2015.

How Postmedia Makes Executive Compensation Decisions

The Board of Directors makes decisions on each element of executive compensation as it pertains to base salaries, annual short-term incentives and long-term incentive compensation of NEOs based on recommendations made by the Compensation and Pension Committee. The Board of Directors also approves corporate and functional goals, targets and objectives relevant to the compensation of the NEOs. In making recommendations for the Board of Directors’ approval, the Compensation and Pension Committee reviews the compensation arrangements for the NEOs based on competitive external benchmarking and comparator peer group information provided by Hugessen.

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

•	base salary;
•	annual short-term incentives (annual bonuses);
•	long-term incentives, which include stock options, restricted share units and performance share units;
•	benefits and perquisites; and
•	pension.

The primary objective of the Company’s executive compensation program is to attract and motivate key executives to carry out business strategies that are aligned with the creation of Shareholder value. The level of compensation paid to each NEO is based on the executive’s qualifications, experience, responsibility and performance.

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Salary

Base salary remunerates executives for discharging job requirements. The NEOs base salary represents a fixed level of cash compensation and it is reviewed annually by the Compensation and Pension Committee for recommendation to the Board of Directors for approval. The goal is to ensure that each NEO is paid competitively, taking into consideration the requirements of the position, the executive’s performance, knowledge, skills, experience and equity with other executives within Postmedia and compared to the external market for competitiveness. The Company’s policy is to target base salary compensation for the NEOs at the median level or just above, based on external market considerations and organizational and individual performance. The NEOs’ total compensation is considered based upon a review of the comparator peer group recommended by Hugessen (for more information, see “Statement of Executive Compensation - Competitive Benchmarking”).

Annual Short-Term Incentive Plan

The annual short-term incentive plan (the “STIP”) represents variable cash compensation. Short-term incentive targets for the NEOs are expressed as a percentage of base salary and are determined based on competitive market practices. The Compensation and Pension Committee recommends for approval by the Board of Directors the short-term incentive plan design, performance measures, weightings and targets for each fiscal year.

The Company’s policy is to target short-term incentives at median of the comparator peer group for the NEOs with the purpose of being externally competitive and incenting for maximum performance to achieve the Company’s goals.

In designing the STIP, the goal is to align the payouts with the business strategy and to motivate plan participants to achieve defined goals. The CEO is eligible for one hundred percent (100%) of base salary at target and the other NEOs are eligible for fifty percent (50%) of base salary at target. The short-term incentives all have a maximum payout opportunity equal to one hundred fifty percent (150%) of target.

For Fiscal 2015, consistent with the prior fiscal year, the Board of Directors provided the CEO with discretion to recommend an adjustment on incentive bonus payments under the STIP subject to the performance of pre-defined and pre-approved criteria (the “Discretionary Payout”). The Discretionary Payout is subject to Board of Directors approval and cannot exceed an established fixed percentage of the overall STIP. The payout is capped at one hundred fifty percent (150%) of target (including any Discretionary Payout).

The CEO STIP plan design for Fiscal 2015 remained the same as the prior fiscal year, with the minimum payout threshold set at eighty percent (80%) of the performance target. The payout is capped at one hundred fifty percent (150%) when performance reaches one hundred twenty percent (120%) of target. The target payout is increased with each percentage of the performance achievement between eighty percent (80%) and one hundred twenty percent (120%) of target with set increments.

The STIP plan for the other NEOs remained the same as the prior fiscal year with the minimum payout threshold set at eighty-five percent (85%) of the performance target. The payout is capped at one hundred fifty percent (150%) of target when performance achievement reaches one hundred twenty-five percent (125%) of performance target. The target payout is increased with each percentage of the performance achievement between eighty-five percent (85%) and one hundred twenty-five percent (125%) with set increments.

In October 2015, the Board approved a plan payout for Fiscal 2015 based upon the level of achievement of the target (established for purposes of the STIP) based on the corporate performance of consolidated operating income before depreciation amortization, impairment and restructuring (the “Consolidated Operating Profit Target”). The threshold performance target described above was met for the CEO, but was not met for the other NEOs. The Compensation and Pension Committee sets the targets for the STIP based on the organizational strategic plan and budget. Targets reflect the challenges facing the publishing industry and align with industry trends.

The Consolidated Operating Profit Target established for the STIP for Fiscal 2015 was $109.5 million, whereas the actual achievement was $90.4 million. The determination of consolidated operating income before depreciation amortization, impairment and restructuring for Fiscal 2015 excludes the operating income before depreciation amortization, impairment and restructuring of the properties acquired as part of the Sun Acquisition. For more information on the Sun Acquisition, see “Interest of Informed Persons in Material Transactions – Standby Purchase Agreement”.

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In recognition of the extensive additional work undertaken by the NEOs, among others, in connection with the Sun Acquisition and the integration of the properties acquired, a special transaction bonus was approved by the Board of Directors. In addition to the payout to Mr. Godfrey referenced in the below table, Messrs. Godfrey, Lamb, Parrish, MacLeod, Fisher and Haar received discretionary bonuses related to the Sun Acquisition of $400,000, $200,000, $150,000, $50,000, $25,000 and $100,000, respectively. The amounts were accrued in Fiscal 2015 and were paid in full with the exception of $200,000, $100,000, $25,000 and $50,000 related to Messrs. Godfrey, Lamb, MacLeod and Haar respectively which will be payable on December 31, 2015 provided they are still employed with the Company.

The following table sets forth the short-term incentive award targets and the payout achievement of these targets in Fiscal 2015 for the NEOs of the Company:

PARTICIPANT NAME	FISCAL 2015 TARGET PAYOUT (as a % of base salary)	FISCAL 2015 TARGET PAYOUT ($)	FISCAL 2015 ACTUAL PAYOUT ($)
Paul Godfrey	100%	950,000	118,750
Douglas Lamb	50%	225,000	—
Wayne Parrish	50%	237,500	—
Andrew MacLeod	50%	212,500	—
Gordon Fisher	50%	200,000	—
Jeffrey Haar	50%	150,000	—

Long-Term Incentive Plans

The Company has an Option Plan and a RSU Plan that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of Shareholders. The long-term incentive programs are designed to reward performance up to a ten year period and vest up to a four year period, and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. (For more information on our Option Plan and RSU Plan, see “Statement of Executive Compensation – Stock Option Plan and Restricted Share Unit Plan”).

The Compensation and Pension Committee reviews several factors on an annual basis when determining Option and RSU grants, including the total target compensation levels of the comparator peer group, the current size of the reserve pool available, and the previous year’s grants, among other things. The Compensation and Pension Committee recommends to the Board of Directors the long-term incentive plan design of the plan as well as the number of awards to be granted to the NEOs.

In Fiscal 2016, in order to enhance the link between executive compensation and key business objectives, and align with good corporate governance practices, the Board of Directors have approved amendments to the RSU Plan which would allow PSUs, a form of RSUs, to be granted to executives under the RSU Plan. Specifically, the amendments were to modify the definition of “Vesting Date” and “Vesting Terms” to contemplate that RSUs may be subject to time conditions and/or performance conditions (as in the case of PSUs), rather than only time conditions.

The average mix of long-term incentives for Fiscal 2016 for the NEOs is expected to be seventy percent (70%) Options and thirty percent (30%) PSUs. It is also expected that annual grants will be made under these plans in order to provide rolling retention periods for the executives.

Benefits and Perquisites

Although not considered a primary element of the compensation program, the Company provides a market competitive package of executive level benefits and perquisites for its NEOs. The executive group benefits program includes health, dental, life insurance, wellness, short-term and long-term disability coverage. Perquisites provided to the NEOs consist of car allowances, parking and club memberships, with a car lease available to the CEO. The level of benefits and perquisites are determined based on guidelines that have been established under an executive compensation total rewards framework.

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Pension Plans

Postmedia maintains a defined benefit pension plan (the “DB Plan”), however, the DB Plan was closed to new members and replaced with a defined contribution plan (the “DC Plan”) in Fiscal 2013. The DB Plan and the DC Plan are collectively referred to as, the “Pension Plans”. Postmedia does not offer a supplemental executive retirement plan.

Messrs. Lamb and Haar participate in the DB Plan. Mr. Parrish participated in the DB Plan while employed with the Company. Mr. MacLeod participates in the DC Plan. Mr. Godfrey is not eligible to participate in any of the Company’s Pension Plans as he has exceeded the maximum age to be eligible to participate in a registered pension plan. Mr. Fisher receives a pension benefit under the DB Plan.

The DB Plan formula takes into consideration the member’s pensionable earnings and credited service along with the maximum Canada Pension Plan levels. The formula is: 1.25% multiplied by the final average earnings up to the average yearly maximum pensionable earnings multiplied by the credited service plus 1.75% multiplied by the final average earnings in excess of the average yearly maximum pensionable earnings multiplied by the credited service. The final average earnings are calculated using the average of the member’s best five years of pensionable earnings during the last ten years prior to retirement or termination. The executive officers that participate in the DB Plan contribute two and a half percent (2.5%) of their pensionable earnings up to the yearly maximum pensionable earnings and five percent (5%) thereafter.

The DB Plan also provides an early retirement subsidy to all participants who take early retirement following the attainment of both age 62 and ten years of continuous service. A participant retiring after age 55 but before age 62 can receive an early retirement pension reduced by a factor of one-third ( 1⁄3) of one percent (1%) for each complete month by which the early retirement date precedes age 62. A participant with ten or more years of continuous years of service may elect to receive an unreduced deferred retirement income payable at age 62. For a participant retiring after age 55 but before age 65 with less than ten years of continuous employment, the pension is reduced by a factor of one-third ( 1⁄3) of one percent (1%) for each complete month by which the early retirement date precedes the normal retirement date which is 65.

The DC formula is based on contributions made by the participating employee and Postmedia and the gains and losses of the investments. The DC Plan includes a five percent (5%) employee contribution and Postmedia matches the employee contribution at one hundred percent (100%).

The maximum pension payable under the Pension Plans is as prescribed by the Tax Act.

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Defined Benefit Plan Table

The following table sets forth the pension benefits and entitlements under the DB Plan as at August 31, 2015:

PARTICIPANT NAME	NUMBER OF YEARS CREDITED SERVICE (#)		ANNUAL BENEFITS PAYABLE ($)				OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)	COMPENSATORY CHANGE(1) ($)		NON- COMPENSATORY CHANGE(2) ($)		CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION(3) ($)
			AT YEAR END		AT AGE 65
Douglas Lamb	3.67		10,300		43,200		99,200	17,900		15,700		132,800
Wayne Parrish	3.83	(4)	10,800		25,400		112,700	18,400		16,900		148,000
Gordon Fisher	21.33	(5)	52,600	(5)	52,600	(5)	764,800	—	(5)	(26,600	)(6)	738,200
Jeffrey Haar	3.33		9,400		53,800		73,000	16,500		16,600		106,100

Notes:

(1)	Compensatory change represents the normal cost net of employee contributions.
(2)	Non-compensatory change includes interest on the present value of the DB Plan obligation and employee contributions made during Fiscal 2015, and all assumption changes.
(3)	An actuarial valuation of the DB Plan was completed as at December 31, 2013 for funding purposes and these results were extrapolated to August 31, 2015 for accounting purposes. The present value of the obligation was determined using the Projected Unit Credit Method pro-rated on service. Calculations are made based upon a discount rate assumption of 4.05%.
(4)	Mr. Parrish’s employment with the Company ended July 6, 2015 at which time he terminated from the DB Plan with 3.68 years of actual credited service.
(5)	Mr. Fisher is currently receiving annual benefits under the DB Plan of $52,600 based on an election of joint and survivor pension and credited service of 21.33 years at attainment of the pension benefit. Mr. Fisher’s annual benefits payable at August 31, 2015 and at age 65 are the same; therefore, there is no compensatory change.
(6)	Mr. Fisher’s non-compensatory change is negative since it reflects the reduction in DB Plan obligation due to payment of pension benefits and changes in assumptions from prior year.

Defined Contribution Plan Table

The following table sets forth the pension benefits and entitlements under the DC Plan as at August 31, 2015:

PARTICIPANT NAME	ACCUMULATED VALUE AT START OF THE YEAR ($)	COMPENSATORY(1) ($)	ACCUMULATED VALUE AT YEAR END ($)
Andrew MacLeod	—	16,200	30,700

Notes:

(1)	Reflects employer contributions.

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Summary Compensation Table

The following table summarizes the annual compensation provided for services rendered to Postmedia by its NEOs for Fiscal 2015, 2014 and 2013:

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($)	SHARE-BASED AWARDS ($)	OPTION-BASED AWARDS(1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)		PENSION VALUE(3) ($)	ALL OTHER COMPENSATION(4) ($)	TOTAL COMPENSATION(1) ($)
					ANNUAL SHORT-TERM INCENTIVE PLANS(2)	LONG-TERM INCENTIVE PLANS
Paul Godfrey (5)	2015	950,000	—	96,000(6)	518,750(7)	—	—	194,036(8)	1,758,786
President and Chief Executive Officer	2014 2013	950,000 950,000	— —	188,000(9) —	99,750 579,500	— —	— —	181,638(8) 151,338(8)	1,419,388 1,680,838
Douglas Lamb	2015	450,000	—	32,000(6)	200,000(7)	—	17,900	—	699,900
Executive Vice President and Chief Financial Officer	2014 2013	450,000 450,000	— —	61,100(9) —	— 62,437	— —	14,000 16,400	— —	525,100 528,837
Wayne Parrish	2015	402,123(10)	—	32,000(6)	125,000(7)	—	18,400	1,044,706(11)	1,622,229
Chief Operating Officer	2014 2013	475,000 475,000	— —	61,100(9) —	— 65,906	— —	16,200 18,100	— —	552,300 559,006
Andrew MacLeod	2015	425,000	—	32,000(6)	50,000(7)	—	16,200	74,261(13)	597,461
Executive Vice President and Chief Commercial Officer	2014 2013	64,568(12) —	— —	— —	— —	— —	— —	56,989(13) —	121,557 —
Gordon Fisher	2015	400,000	—	9,600(6)	25,000(7)	—	—	145,557(14)	580,157
President, National Post and Executive Vice President, Reader Revenue and Manufacturing	2014 2013	400,000 400,000	— —	14,100(9) —	— 71,417	— —	— —	— 366,000(14)	414,100 837,417
Jeffrey Haar	2015	300,000	—	19,200(6)	100,000(7)	—	16,500	—	435,700
Executive Vice President, Legal and General Counsel	2014 2013	300,000 300,000	— —	37,600(9) —	— 41,625	— —	11,000 12,700	— —	348,600 354,325

Notes:

(1)	The total compensation value includes the estimated value of the Options granted during the applicable fiscal periods as determined using the Black-Scholes option pricing model as this is an acceptable methodology in accordance with International Financial Reporting Standards. Option-based awards only represent an estimated value of the Options granted and do not represent cash received by the NEOs. This amount is at risk and may be equal to zero. Accordingly, the total compensation value does not represent the true cash compensation earned by the NEOs. The class of Shares underlying the Options is determined at the discretion of the Board of Directors. Since October 2013, the class of Shares underlying the Options has been Variable Voting Shares.
(2)	The annual short-term incentive plan compensation relates to the fiscal year in which it was accrued and will be paid in the following fiscal year.
(3)	For more information, see the “Pension Plan – Defined Benefit Plan Table as at August 31, 2015” and “Pension Plan – Defined Contribution Plan Table as at August 31, 2015”.
(4)	The value of benefits and perquisites for the NEOs, other than Mr. Godfrey, do not exceed either $50,000 or ten percent (10%) of the NEO’s annual salary, and are therefore not included in All Other Compensation.
(5)	Mr. Godfrey does not receive any compensation for serving as director of the Company.
(6)	Messrs. Godfrey, Lamb, Parrish, MacLeod, Fisher and Haar were granted 150,000, 50,000, 50,000, 50,000, 15,000 and 30,000 Options, respectively, on January 28, 2015. The Options had a grant date fair value of $0.64 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were an exercise price of Shares of $1.90, risk free rate of interest of 0.66% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 37.57% based on the volatility of the Company’s Shares and an expected life of options of five years based partly on contractual terms and a published academic study. The Options expire on October 24, 2024.
(7)	This amount includes a discretionary transaction bonus for Messrs. Godfrey, Lamb, Parrish, MacLeod, Fisher and Haar of $400,000, $200,000, $150,000, $50,000, $25,000 and $100,000, respectively. The amounts were accrued in Fiscal 2015 and were paid in full with the exception of $200,000, $100,000, $25,000 and $50,000 related to Messrs. Godfrey, Lamb, MacLeod and Haar, respectively, which will be payable on December 31, 2015 provided they are still employed with the Company
(8)	This amount includes entertainment expenses totaling $117,113 (2014 - $109,976 and 2013 - $79,742).

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(9)	Messrs. Godfrey, Lamb, Parrish, Fisher and Haar were granted 200,000, 65,000, 65,000, 15,000 and 40,000 Options, respectively, on February 24, 2014. The Options had a grant date fair value of $0.94 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were an exercise price of Shares of $2.02, risk free rate of interest of 1.38% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 52.73% based on the volatility of the Company’s Shares and an expected life of options of five years based partly on contractual terms and a published academic study. The Options expire on October 24, 2023.
(10)	Mr. Parrish’s employment with the Company ended July 6, 2015. Mr. Parrish’s salary on an annualized basis in Fiscal 2015 was $475,000.
(11)	This amount includes severance received upon termination of Mr. Parrish’s employment in Fiscal 2015.
(12)	Mr. MacLeod commenced employment with the Company July 7, 2014. Mr. MacLeod’s salary, on an annualized basis in Fiscal 2014, was $425,000.
(13)	This amount includes a guaranteed bonus for Fiscal 2015 of $74,261 (2014 - $31,989) and a signing bonus for Fiscal 2014 of $25,000.
(14)	This amount includes a discretionary retention bonus for Fiscal 2015 of $145,557 (2013 - $366,000). The Company may consider similar payments in future years.

Performance Graph

The graph set out below illustrates the cumulative total return over the period from June 14, 2011 (Postmedia’s listing date on the TSX) to August 31, 2015, of a $100 investment in the Voting Shares and Variable Voting Shares as compared to the S&P / TSX Composite Index.

The year-end values of each investment are based solely on the change in the underlying Share price as no dividends were paid. The calculations exclude brokerage fees and any applicable taxes. The following graph shows the total Shareholder returns from each investment that may be calculated from the applicable year-end investment values shown below the graph.

Note:

The data points in the performance graph above reflect the initial investment of $100 on June 14, 2011; the investment’s performance for the period covering June 14, 2011 to August 31, 2011; and the investment’s performance for the years ending August 31, 2012, 2013, 2014 and 2015.

Pay For Performance

The Company evaluates and considers the compensation of the NEOs with a pay for performance perspective. Although a portion of the NEO’s aggregate compensation as shown in “Statement of Executive Compensation - Summary Compensation Table” is composed of option-based awards, which link part of the NEO’s compensation with the underlying performance of the Shares and thereby with Shareholder returns, the Compensation and Pension Committee does not base its compensation decisions on the trading price of the Shares of the Company. The Compensation and Pension Committee believes the trading price of the Shares is affected by external factors over which the Company has little or no control and certain of these external factors do not necessarily reflect the operating performance of the Company. Compensation payouts are based on key financial targets that reflect the organizational strategic plan and budgets. Over the period from June 14, 2011 to August 31, 2015, there was no correlation between the trading price of the Shares and the Company’s compensation to the NEOs, except to the extent that the value of the Options held by such NEOs have experienced a decrease in value as a result of the decrease in the trading price of the Shares.Compensation plans are working as expected as shown in “Statement of Executive Compensation - Summary Compensation Table”, indicated by the differentiation in payouts based on achievement of targets.

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Incentive Plan Awards

Stock Option Plan

The stock option plan (the “Option Plan”) is intended to assist the Company in attracting, motivating and retaining officers and employees by granting the right to purchase Shares (“Options”), as applicable, under the Option Plan, in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Shareholders of the Company.

Under the Option Plan, Options may be granted to participants in respect of unissued Shares. Participants are current full-time or part-time officers, employees or consultants of Postmedia or certain related entities (herein referred to as “Participants”). The Option Plan is administered by the Board of Directors (the “Plan Administrator”). In administering the Option Plan, the Plan Administrator may determine, among other things, Participants to whom Options are granted and the amounts, terms and conditions relating to Options, including the exercise price, and the time(s) when and circumstances under which Options become exercisable.

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares (representing 1.07% of the total number of Shares issued and outstanding), subject to an increase to 18,300,000 Shares if the Option Plan Resolution is approved by the Shareholders at the Meeting (for more information on the Option Plan Resolution, see “Matters to be Acted Upon at the Meeting – Proposed Amendments to the Option Plan”). As of August 31, 2015, 2,829,000 Options (representing 94.30% of the number of Options that are reserved for issuance or 1.01% of the total number of Shares issued and outstanding), including 600,000 tandem Options/RSUs, have been granted and are outstanding under the Option Plan. Therefore, there are currently 171,000 Options (representing 0.06% of the total number of Shares issued and outstanding) available to be granted under the Option Plan. Upon approval of the Option Plan Resolution, there will be 15,471,000 Options (representing 5.50% of the total number of Shares issued and outstanding) available to be granted under the Option Plan, which number does not include the 600,000 tandem Option/RSUs.

All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average closing price of the applicable Shares on the TSX for the five trading days in which the Shares have actually traded immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board of Directors in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of: (a) Shares, the number of which is determined by dividing: (i) the difference between the Fair Market Value of the Shares subject to the Option on the date of exercise and the exercise price for such Option (the “Option Value”) by (ii) the Fair Market Value of the Shares subject to the Option on the date of exercise; or (b) cash, equal to the Option Value, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, at the discretion of the Plan Administrator.

The Option Plan limits insider participation such that: (a) the number of Shares issuable pursuant to the exercise of Options granted to insiders (as such term is used in the TSX Company Manual) of Postmedia under the Option Plan, together with the number of securities issuable to insiders under Postmedia’s other security-based compensation arrangements (as such term is used in the TSX Company Manual), at any time, must not exceed ten percent (10%) of Postmedia’s issued and outstanding Shares; and (b) the number of Shares issued to insiders of Postmedia within any one year period pursuant to the exercise of Options, together with the number of securities issued to insiders pursuant to all of Postmedia’s other security-based compensation arrangements, shall not exceed ten percent (10%) of Postmedia’s issued and outstanding Shares.

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Under the Option Plan, in the case of the death of a Participant, all outstanding unvested Options granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (a) the date that is one year following the date of death of such Participant; or (b) the date on which the exercise period of the particular Option expires. In the case of Incapacity (as defined in the Option Plan), all outstanding unvested Options granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including the date on which the particular Option expires. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested Options granted to such Participant immediately and automatically terminate provided that, the Board of Directors may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (a) the date on which the exercise period of the particular Option expires; or (b) the date that is 90 days following the date of resignation. In the case of Retirement (as defined in the Option Plan) of a Participant, all outstanding unvested Options granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such Options once vested at any time up to and including (but not after) the earlier of the last business day on or prior to: (a) the date that is three years following the date of Retirement; or (b) the date on which the exercise period of the particular Option expires, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options as at the date of Retirement at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is three years following the date of Retirement; or (ii) the date on which the exercise period of the particular Option expires. Where a Participant’s employment terminates by reason of termination without Cause (as defined in the Option Plan), unless otherwise determined by the Plan Administrator, all outstanding and unvested Options granted to such Participant will immediately and automatically terminate provided that, the Board of Directors may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (a) the date on which the exercise period of the particular Option expires; and (b) the date that is 90 days after the Termination Date (as defined in the Option Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any Options held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of an Option in accordance with the terms thereof, a Change of Control (as defined in the Option Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (a) by Postmedia or related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as defined in the Option Plan) and such termination was for any reason other than for Cause; or (b) by the Participant within 60 days after an act of Constructive Dismissal (as defined in the Option Plan), the Participant’s Options become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as the Options, unless such replacement is not possible, practical or advisable, as the Board of Directors may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Plan Administrator may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control.

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In the event the Plan Administrator accelerates the vesting of any outstanding Options, provided at least ten days’ notice has been provided to an Optionee (as defined in the Option Plan), all vested Options, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control. If, for any reason, the transaction that would result in a Change of Control is not completed, the Plan Administrator may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option grant document, unless such Options have already been exercised.

The Board of Directors may amend the Option Plan without Shareholder approval in certain instances, including, without limitation: (a) for the purpose of making formal, minor or technical modifications to any of the provisions of the Option Plan, including amendments of a “housekeeping” nature; (b) to correct any ambiguity, defective provision, error or omission in the provisions of the Option Plan; (c) to amend the vesting provisions of Options; (d) to change the termination provisions of Options or the Option Plan that does not entail an extension beyond the original expiry date; or (e) any other amendment that does not require Shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment may be made without the consent of each affected Optionee if such amendment would adversely affect the rights of such affected Optionee for Options previously granted. Shareholder approval will be required for any amendment to the Option Plan to: (a) reduce the exercise price; (b) extend the term of Options (other than as set out in the Option Plan); (c) increase the maximum number of Shares which may be issued under the Option Plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (d) remove or exceed the insider participation limit; and (e) amend the amendment provisions of the Option Plan.

Restricted Share Unit Plan

The restricted share unit plan (the “RSU Plan”) provides for the grant of the right to acquire fully paid and non-assessable Shares (“RSUs”), as applicable, in accordance with the terms of the RSU Plan to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable under the RSU Plan shall not exceed 600,000 Shares, subject to an increase to 4,600,000 Shares if the RSU Plan Resolution is approved by the Shareholders at the Meeting (for more information on the RSU Plan Resolution, see “Matters to be Acted Upon at the Meeting – Proposed Amendments to the RSU Plan”). Effective July 13, 2010, Postmedia granted 600,000 RSUs (representing 100% of the number of RSUs that are reserved for issuance or 0.21% of the total number of Shares issued and outstanding) to Mr. Godfrey as part of the tandem Options/RSUs (“Tandem Award”) described under “Statement of Executive Compensation - Employment Agreements” and, as a result, there are currently no RSUs available to be granted under the RSU Plan. Upon approval of the RSU Plan Resolution, there will be 4,000,000 RSUs (representing 1.42% of the total number of Shares issued and outstanding) available to be granted under the RSU Plan.

The RSU Plan is administered by the Board of Directors. In administering the RSU Plan, the Board of Directors may determine, among other things, Participants to whom RSUs are granted and the amounts, terms and vesting dates of RSUs. As a result of adjustments to the RSU Plan which were adopted by the Board of Directors in Fiscal 2015, RSUs which are subject to performance conditions, otherwise known as PSUs, may be granted under the RSU Plan. Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a Participant may request in writing, upon exercising vested RSUs, subject to the consent of Postmedia, that Postmedia pay an amount in cash equal to the aggregate current Fair Market Value of the Shares on the date of such exercise in consideration for the surrender by the Participant to Postmedia of the rights to receive Shares under such RSUs. The Board of Directors may in its sole discretion accelerate the vesting date for all or any RSUs for any Participant at any time and from time to time. RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, in the discretion of the Board of Directors.

The RSU Plan limits insider participation such that: (a) the number of Shares issuable to insiders (as such term is used in the TSX Company Manual) at any time, under all security based compensation arrangements (as such term is used in the TSX Company Manual) of Postmedia, shall not exceed ten percent (10%) of the number of Shares issued and outstanding from time to time; and (b) the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements of Postmedia, shall not exceed ten percent (10%) of the number of Shares issued and outstanding from time to time.

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Under the RSU Plan, in the case of the death of a Participant, all outstanding unvested RSUs granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is one year following the date of death of such Participant. In the case of Incapacity (as defined in the RSU Plan), all outstanding unvested RSUs granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board of Directors may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is 90 days following the date of resignation. In the case of Retirement (as defined in the RSU Plan) of a Participant, all outstanding unvested RSUs granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such RSUs once vested at any time up to and including (but not after) the last business day on or prior to the date that is three years following the date of Retirement, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs as at the date of Retirement at any time up to and including (but not after) the last Business Day on or prior to the date that is three years following the date of Retirement. Where a Participant’s employment terminates by reason of termination without Cause (as defined in the RSU Plan), unless otherwise determined by the Board of Directors, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board of Directors may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the date that is 90 days after the Termination Date (as defined in the RSU Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any RSUs held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of a RSU in accordance with the terms thereof, a Change of Control (as defined in the RSU Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (a) by Postmedia or a related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as defined in the RSU Plan) and such termination was for any reason other than for Cause; or (b) by the Participant within 60 days after an act of Constructive Dismissal (as defined in the RSU Plan), the Participant’s RSUs become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding RSUs shall be replaced with similar restricted share units of the entity resulting from the transaction on substantially the same terms and conditions as the RSU Plan, unless such replacement is not possible, practical or advisable, as the Board of Directors may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Board of Directors may, in its sole discretion, accelerate the vesting of any or all outstanding RSUs to provide that such outstanding RSUs shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control. In the event the Board of Directors accelerates the vesting of any outstanding RSUs (a) provided at least ten days’ notice has been provided to a Participant, all vested RSUs, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control, and (b) if, for any reason, the transaction that would result in a Change of Control is not completed, the Board of Directors may cause the acceleration of exercise periods of any RSUs or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of RSUs to be retracted and the vesting of such RSUs to revert to the manner provided in the applicable RSU agreement, unless such RSUs have already been exercised.

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The Board of Directors may amend the RSU Plan without Shareholder approval in certain instances, including, but not limited to: (a) for the purpose of making formal, minor or technical modifications to any of the provisions of the RSU Plan, including amendments of a “housekeeping” nature; (b) to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan; (c) to amend the vesting, redemption or payment provisions of the RSU Plan or any RSUs; (d) to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date; (e) to facilitate a cash payment; or (f) any other amendment that does not require Shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment of the RSU Plan may be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant for RSUs previously granted. Shareholder approval will be required for any amendment to the RSU Plan to: (a) extend the term of RSUs; (b) increase the maximum number of Shares which may be issued under the RSU Plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (c) remove or exceed the insider participation limit; and (d) amend the amendment provisions of the RSU Plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information related to Options held by the NEOs as at August 31, 2015:

NAME	OPTION-BASED AWARDS					SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS(1) (#)	OPTION EXERCISE PRICE ($)	CLASS OF SHARES UNDERLYING THE OPTIONS GRANTED(2)	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(3) ($)	NUMBER OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED ($)
Paul Godfrey(4)	400,000 200,000 150,000	9.85 2.02 1.90	Voting Shares Variable Voting Shares Variable Voting Shares	July 13, 2020 October 24, 2023 October 24, 2024	— — —	— — —	— — —
Douglas Lamb	200,000 65,000 50,000	9.85 2.02 1.90	Voting Shares Variable Voting Shares Variable Voting Shares	July 13, 2020 October 24, 2023 October 24, 2024	— — —	— — —	— — —
Wayne Parrish(5)	200,000 65,000 50,000	6.53 2.02 1.90	Voting Shares Variable Voting Shares Variable Voting Shares	January 26, 2022 October 24, 2023 October 24, 2024	— — —	— — —	— — —
Andrew MacLeod	50,000	1.90	Variable Voting Shares	October 24, 2024	—	—	—
Gordon Fisher	200,000 15,000 15,000	9.85 2.02 1.90	Voting Shares Variable Voting Shares Variable Voting Shares	July 13, 2020 October 24, 2023 October 24, 2024	— — —	— — —	— — —
Jeffrey Haar	50,000 40,000 30,000	5.68 2.02 1.90	Variable Voting Shares Variable Voting Shares Variable Voting Shares	January 26, 2022 October 24, 2023 October 24, 2024	— — —	— — —	— — —

Notes:

(1)	Includes both vested and unvested Options.
(2)	The class of Shares underlying the Options is determined at the discretion of the Board of Directors. Since October 2013, the class of Shares underlying the Options has been Variable Voting Shares.
(3)	This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2015, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2015, of $0.42 for the Voting Shares and $0.61 for the Variable Voting Shares. The Options have not been and may never be exercised and the actual gain, if any, on exercise will depend on the value of the Voting Shares or Variable Voting Shares on the date of such exercise.
(4)	Does not include Mr. Godfrey’s Tandem Award. For more information on the Tandem Award, see “Statement of Executive Compensation – Employment Agreements”.
(5)	Mr. Parrish’s employment with the Company ended July 6, 2015 at which time 119,000 Options were forfeited in accordance with the terms of the Option Plan. The remaining 196,000 Options were cancelled on October 4, 2015.

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Value Vested or Earned During the Year

The following table summarizes the value of: (a) option-based awards that would have been realized by each NEO during Fiscal 2015 if the option-based awards that vested in Fiscal 2015 had been exercised on their vesting date; and (b) share-based awards realized by each NEO upon vesting during Fiscal 2015:

NAME	OPTION-BASED AWARDS VALUE VESTED DURING THE YEAR(1) ($)	SHARE-BASED AWARDS -VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION -VALUE EARNED DURING THE YEAR ($)
Paul Godfrey	—	—	118,750
Douglas Lamb	—	—	—
Wayne Parrish(2)	—	—	—
Andrew MacLeod	—	—	—
Gordon Fisher	—	—	—
Jeffrey Haar	—	—	—

Notes:

(1)	For Messrs. Godfrey, Lamb and Fisher the value of the Options granted which vested in Fiscal 2015 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting dates of January 28, 2015 of $1.90 and February 24, 2015 of $1.39 for the Variable Voting Shares. For Messrs. Parrish and Haar the value of the Options granted which vested in Fiscal 2015 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 26, 2015 of $2.15 for the Voting Shares and the vesting dates of January 28, 2015 of $1.90 and February 24, 2015 of $1.39 for the Variable Voting Shares. For Mr. MacLeod the value of the Options granted which vested in Fiscal 2015 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 28, 2015 of $1.90 for the Variable Voting Shares. None of the Options issued to the NEOs were in-the-money on the vesting dates during Fiscal 2015 as the exercise price was in excess of the value of a Voting Share and Variable Voting Share. The Options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Voting Shares and Variable Voting Shares on the date of such exercise.
(2)	Mr. Parrish’s employment with the Company ended July 6, 2015 at which time 119,000 Options were forfeited in accordance with the terms of the Option Plan. The remaining 196,000 Options were cancelled on October 4, 2015.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the “ESPP”) was adopted in 2011 and has not yet been made available to employees. If implemented, all union and non-union permanent full time and permanent part-time employees of the Corporation, Postmedia Network Inc. or any affiliated company approved by the Board of Directors would be permitted to participate in the ESPP subject to certain exclusions (including those employees who have been granted Options and those employees who are resident in the United States).

Under the terms of the ESPP, eligible employees of the Corporation who elect to participate shall contribute at least one percent (1%) of their annual base salary (excluding bonus, commission and overtime pay), up to a maximum on an annual basis equal to the lesser of: (a) five percent (5%) of the employee’s annual base salary (excluding bonus, commission and overtime pay); or (b) $8,000. The Corporation will match all contributions made by the employee by either contributing cash to be used by the administrative agent of the ESPP to purchase Shares on behalf of the employee or issuing Shares from treasury, in each case having a value equal to twenty-five percent (25%) of an employee’s contribution up to an annual maximum of $2,000 per employee. The Shares issued by, or purchased with contributions from, the Corporation will be issued to the employee within, or be subject to a vesting period of, 12 to 18 months following the employee contribution, respectively. The Corporation may also make additional contributions for any employee or group of employees at the Board of Directors’ discretion.

Both employee and employer contributions are used to acquire Shares on behalf of the employee through either issuances from treasury, open market purchases or a combination of both. Market purchases under the ESPP are made at the market price on the TSX. If employee contributions are used to purchase Shares from treasury, Shares are issued at the average 30 day closing price on the TSX and the corresponding employer Shares are issued at the same price. If employee Shares are acquired through open market purchases, corresponding employer Shares are issued at the same price.

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Employees may withdraw their Shares that are subject to the ESPP, subject to certain employer contribution vesting provisions. An employee’s participation in the ESPP terminates if he or she becomes disabled, retires, dies, is no longer eligible for the ESPP or the ESPP is terminated. On such terminations, all Shares (both vested and unvested) of the employee subject to the ESPP may be transferred as directed by the employee or sold. An employee’s participation in the ESPP also terminates if he or she is placed on layoff and all recall rights have been exhausted, or his or her employment is terminated. On such terminations, or if the employee terminates his or her participation in the ESPP, only those vested Shares of the employee subject to the ESPP may be transferred as directed by the employee or sold (and the employee will not be entitled to receive the unvested Shares). The right to participate in the ESPP may not be assigned or transferred.

The maximum number of Shares that may be issued from treasury under the ESPP is 800,000 Shares. As of the date hereof, no Shares have been issued in respect of the ESPP.

The maximum number of Shares that may be issued from treasury to insiders (as defined in the Securities Act (Ontario)) within any one year period and issuable at any time under the ESPP and all other security based compensation arrangements is ten percent (10%) of the total number of outstanding Shares on a fully diluted basis.

The Board of Directors reserves the right at any time, subject to any regulatory or stock exchange approval that may be required, to amend the ESPP without prior notice to or approval by Shareholders provided, however, that no amendment or modification shall adversely affect the rights and interests of a participant’s Shares allocated to his or her account under the ESPP prior to the date of such amendment. Examples of circumstances where the Board of Directors may make amendments without Shareholder approval include, without limitation, amendments that would: (a) make housekeeping or clerical changes; (b) clarify any provision in the ESPP; (c) ensure compliance with applicable laws, regulations or policies of any governmental authority or relevant stock exchange; (d) change the class of participants eligible to participate in the ESPP; and (e) change the terms and conditions of any financial assistance which may be provided by the Corporation to the participants to facilitate the purchase of Shares under the ESPP, or adding or removing any provisions providing for such financial assistance. No amendment to the ESPP requiring the approval of the Shareholders of the Corporation under any applicable securities laws or requirements (including without limitation the TSX rules and policies) shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of Shareholders shall be required for: (a) any amendment to the provisions of the amendment provision of the ESPP; (b) a reduction in the price at which Shares are issued under the ESPP that benefits an insider of the Corporation; (c) any amendment to remove or to exceed the insider participation limit; and (d) any increase in the maximum number of Shares issuable under the ESPP.

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Employment Agreements

The following table summarizes key details of the employment agreement for the CEO:

NAME	Paul Godfrey

EFFECTIVE DATE

On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014, the term of which agreement was extended as of June 7, 2013 to December 31, 2016 and was further extended as of May 15, 2015 to December 31, 2018.

ANNUAL BASE SALARY ($)	950,000

INCENTIVE COMPENSATION (ANNUAL CASH BONUS)

The employment agreement for Mr. Godfrey provides him with an annual cash incentive target opportunity of one hundred percent (100%) of his base salary, based on full achievement of the targets (as discussed in “Statement of Executive Compensation – Annual Short-Term Incentive Plan”) as fixed by the Board of Directors, with enhanced eligibility for up to an additional fifty percent (50%) of Mr. Godfrey’s base salary, based on exceeding the financial target fixed by the Board of Directors.

EMPLOYEE BENEFITS AND PERQUISITES	Mr. Godfrey is entitled to receive various employee benefits and perquisites.

EQUITY OWNERSHIP AND SHARE-BASED AWARDS

Pursuant to the terms of the employment agreement, Mr. Godfrey subscribed for $1,000,000 of Voting Shares at a price of $9.26 per share (which Shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

PENSION	Mr. Godfrey is not eligible for any pension and/or post-retirement income from Postmedia Network Inc.

TERMINATION OF EMPLOYMENT WITHOUT CAUSE

The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for “good reason”, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated. Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period.

TERMINATION OF EMPLOYMENT BY REASON OF INCAPACITY	In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary, benefits and perquisites and allowances to which he was entitled at the date of termination to the end of the term.

NON-COMPETE OR NON-SOLICITATION	Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favour of Postmedia Network Inc.

OTHER TERMS	The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive, subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time.

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The following table summarizes key details of the employment agreements for each of the NEOs:

NAME OF NEO	DOUGLAS LAMB	WAYNE PARRISH	ANDREW MACLEOD	GORDON FISHER	JEFFREY HAAR

EFFECTIVE DATE OF EMPLOYMENT WITH POSTMEDIA NETWORK INC.	July 13, 2010	July 20, 2010 (1)	July 7, 2014	July 13, 2010	January 9, 2012

ANNUAL BASE SALARY ($)	450,000	475,000	425,000	400,000	300,000

INCENTIVE COMPENSATION (ANNUAL CASH BONUS)

The employment agreements for the NEOs provide them with an annual cash incentive target opportunity of fifty percent (50%) of base salary, based on full achievement of the targets (as discussed in “Statement of Executive Compensation – Annual Short-Term Incentive Plan”) as fixed by the Board of Directors, with enhanced eligibility for up to an additional fifty percent (50%) of the NEOs base salary, based on exceeding the financial target fixed by the Board of Directors.

EMPLOYEE BENEFITS AND PERQUISITES	The NEOs are entitled to receive various employee benefits and perquisites.

EQUITY OWNERSHIP AND SHARE-BASED AWARDS	Messrs. Lamb and Parrish exercised rights to subscribe for $200,000 of Shares and Mr. Fisher exercised his right to subscribe for $500,000 of Shares, each at a price of $9.26 per share. For more information about share-based awards, see “Statement of Executive Compensation – Summary Compensation Table”

PENSION	The NEOs participate in, or are in receipt of payments from, the Company’s Pension Plans. For more information about the NEOs participation in the Company’s Pension Plans, see “Statement of Executive Compensation – Pension Plans”

TERMINATION OF EMPLOYMENT WITHOUT CAUSE

The NEO will be paid a lump sum severance payment equivalent to two times base salary, average annual bonus(2) and car allowance. The minimum payment under the agreement is $1,378,800.

The NEO will also be granted these benefits in the event of: (a) termination due to change of control; or (b) resignation by the NEO due to change of control.

		The NEO was paid a lump sum severance payment equivalent to two times base salary, average annual bonus(2) and car allowance.	For each full year of service completed, the NEO will be paid a lump sum severance payment equivalent to: (a) one month’s base salary; and (b) one month’s average annual bonus(2) for a minimum of 12 months up to a maximum of 24 months.	The NEO will be paid a lump sum severance payment equivalent to a maximum of 24 months’ salary and a maximum of 24 months’ average annual bonus(2).	For each full year of service completed, the NEO will be paid a lump sum severance payment equivalent to: (a) one month’s base salary; and (b) one month’s average annual bonus(2) for a minimum of 18 months up to a maximum of 24 months.

CONTINUATION OF BENEFITS	The NEO will continue to receive benefits for a period of 18 months.	The NEO received benefits for a period of up to 24 months.	The NEO will continue to receive benefits for a minimum period of 12 months up to a maximum of 24 months.	Not Applicable	The NEO will continue to receive benefits for a period of 18 months.

TERMINATION OF EMPLOYMENT BY REASON OF INCAPACITY	None of the NEOs are entitled to receive benefits in the event of termination of employment by reason of incapacity.

NON-COMPETE OR NON-SOLICIATION	The employment agreements for the NEOs include non-competition and non-solicitation clauses in favour of Postmedia Network Inc. The non-competition clause is in effect for a period of six months following termination and the non-solicitation clause is in effect for a period of 12 months following termination.(3)

Notes:

(1)	Mr. Parrish entered into a consulting agreement with Postmedia Network Inc. on July 20, 2010 and subsequently became an employee. His employment with the Company ended July 6, 2015.
(2)	The average annual bonus will be calculated based on what was paid, or payable, for the last two fiscal years.
(3)	Mr. MacLeod’s non-competition and non-solicitation clauses are in effect for 12 months following the date of the termination.

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Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2015. For more information, see “Statement of Executive Compensation – Employment Agreements”:

NAME	COMPENSATION COMPONENT	ESTIMATED INCREMENTAL PAYMENTS FOR TERMINATION WITHOUT CAUSE ($)	ESTIMATED INCREMENTAL PAYMENTS DUE TO INCAPACITY ($)
Paul Godfrey(1)	Base Salary	3,166,667	3,166,667
	STIP	803,068	—
	Unvested Options	—	—
	Continuation of Benefits	722,427	722,427

	Total	4,692,162	3,889,094
Douglas Lamb(2)	Base Salary	1,378,800	—
	Unvested Options	—	—
	Continuation of Benefits	12,035	—

	Total	1,390,835	—
Wayne Parrish(3)	Base Salary	950,000	—
	Car Allowance	28,800	—
	STIP	65,906	—
	Unvested Options	—	—
	Continuation of Benefits	16,046	—

	Total	1,060,752	—
Andrew MacLeod(4)	Base Salary	425,000	—
	STIP	53,125	—
	Unvested Options	—	—
	Continuation of Benefits	5,802	—

	Total	483,927	—
Gordon Fisher(4)	Base Salary	800,000	—
	STIP	—	—
	Unvested Options	—	—

	Total	800,000	—
Jeffrey Haar(4)	Base Salary	450,000	—
	STIP	—	—
	Unvested Options	—	—
	Continuation of Benefits	12,035	—

	Total	462,035	—

Notes:

(1)	In the event of the resignation by Mr. Godfrey of his employment due to “good reason” (as defined in his employment contract), Mr. Godfrey will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described in the table above. Mr. Godfrey will not be entitled to any additional Options or RSUs after his termination date, but all existing Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. If Mr. Godfrey’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Variable Voting Share of $0.61.
(2)	In the event of the resignation by Mr. Lamb of his employment due to a change in control (as defined in his employment contract), Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described in the table above. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Variable Voting Share of $0.61.
(3)	Mr. Parrish’s employment with the Company ended July 6, 2015 and as a result these amounts represent actual payments excluding Mr. Parrish’s continuation of benefits which will end on July 6, 2017.
(4)	If any of Messrs. MacLeod’s, Fisher’s or Haar’s employment contracts are terminated due to incapacity, their respective unvested Options under the Option Plan will continue to vest. The value of these unvested Options was calculated using a value of a Variable Voting Share of $0.61.

Except for those payments to Mr. Godfrey described in note 1 to the table above, no incremental payments to the NEOs are triggered upon the event of resignation for “good reason”.

Except for those payments to Mr. Lamb described in note 2 to the table above and the ability of the Board of Directors, at its discretion, to accelerate the vesting of unvested Options and unvested RSUs, no incremental payments to the NEOs are triggered upon a change in control of the Company.

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Director Compensation

Annual Fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board of Directors) has been structured so that a minimum of one-half of such compensation is equity-based. Annual fees for directors are paid fifty percent (50%) (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash.

The following table sets out the annual fees payable to Directors of the Corporation for Fiscal 2015:

BOARD OR COMMITTEE	ANNUAL CASH RETAINER ($)
Board of Directors (Chair)	270,000
Board of Directors (Member)	120,000
Audit Committee (Chair)	170,000
Compensation & Pension Committee (Chair)	170,000
Corporate Governance & Nominating Committee (Chair)	150,000
Digital Oversight Committee (Chair)	150,000
Committee Membership (per committee, excluding chair positions)	10,000

Directors do not receive a fee for each meeting attended unless it is determined by the Board of Directors that an extraordinary number of meetings are being held.

Ms. Burke and Messrs. Savage, Shapiro, Sharpe and Steacy, who were appointed prior to, or within 90 days following, July 13, 2010, and Mr. Dow (the “Initial Directors”), each received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and were subject to a performance threshold based on Postmedia achieving an EBITDA (as that term is defined in the applicable Board of Directors resolution) of $220.0 million in any one fiscal year. On January 11, 2012, the threshold was adjusted to $201.8 million to reflect the impact of the divestiture of the Victoria Times Colonist, Lower Mainland Publishing Group and Vancouver Island Newspaper Group on Postmedia’s consolidated operating income before amortization, depreciation, impairment and restructuring. On November 18, 2015, the threshold was further adjusted to $254.8 million to reflect the impact of the Sun Acquisition on Postmedia’s consolidated operating income before amortization, depreciation, impairment and restructuring. The performance threshold has not been met as of August 31, 2015.

DSUs totaling 1,373,650 are outstanding and fully vested as at August 31, 2015 under the DSU Plan (as defined below), with the Value of a Share (as defined in the DSU Plan) used to determine the number of DSUs granted. “Value of a Share” means the five day weighted average closing price of the Voting Shares or Variable Voting Shares, as applicable for the five trading days in which the applicable Shares have actually traded, or, if the applicable Shares are not trading on the TSX, on the relevant day, the Value of a Share on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board of Directors; however, in the event that the applicable Shares are not listed and posted for trading on any stock exchange, the value of a Share shall be the Fair Market Value thereof. During Fiscal 2015, the Company paid $743,000 in cash payments to its directors and issued 980,474 DSUs (including 198,842 DSUs related to the six months ended August 31, 2014, which could not be issued during Fiscal 2014 due to a special blackout period but which were subsequently issued in Fiscal 2015 upon lift of such special blackout period in accordance with the DSU Plan) as compensation (as described in “ Statement of Executive Compensation—Director Compensation Table”) to its directors.

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Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-executive directors during the year ended August 31, 2015. Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as CEO is included in “Statement of Executive Compensation—Summary Compensation Table”. The total compensation received by the Corporation’s non-employee directors in Fiscal 2015 was $1.5 million:

NAME	FEES EARNED ($)	FEES GRANTED IN DSUs ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Rod Phillips	135,000	135,000	—	270,000
Charlotte Burke	63,000	77,000	—	140,000
Hugh F. Dow	70,000	70,000	—	140,000
Martin Nisenholtz	80,000	80,000	—	160,000
Jane Peverett	70,000	70,000	—	140,000
Graham Savage	90,000	90,000	—	180,000
Steven Shapiro	65,000	65,000	—	130,000
Peter Sharpe	80,000	80,000	—	160,000
Robert Steacy	90,000	90,000	—	180,000

Total	743,000	757,000	—	1,500,000

Deferred Share Unit Plan

Postmedia has adopted the deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors. Under the DSU Plan, except as otherwise specified by the Board of Directors, non-employee directors of Postmedia are required to elect to receive a minimum of fifty percent (50%), and may elect to receive up to one hundred percent (100%, of their annual fees satisfied in the form of deferred share units (“DSUs”), and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share (as defined in the DSU Plan) on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board of Directors, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board of Directors may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

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The following table sets forth information related to DSUs held by Postmedia’s directors as at August 31, 2015, based on the year of grant:

DIRECTOR	VESTING CONDITIONS (1)	NUMBER OF DSUS GRANTED AND VESTED DURING THE YEAR(2) (#)	VALUE OF DSUS VESTED DURING THE YEAR(3) ($)	NUMBER OF DSUS GRANTED AND VESTED AS OF THE END OF THE YEAR (#)	VALUE OF DSUS VESTED AS OF THE END OF THE YEAR(3) ($)
Rod Phillips	No criteria Performance	174,920 —	106,701 —	179,353 —	109,405 —
Charlotte Burke	No criteria Performance	99,400 —	60,634 —	139,387 14,213	80,975 5,969
Hugh F. Dow	No criteria Performance	90,699	55,326 —	129,303 14,213	74.824 5,969
Martin Nisenholtz	No criteria Performance	103,656 —	63,230 —	106,283 —	64,833 —
Jane Peverett	No criteria Performance	90,699 —	55,326 —	107,983 —	65,870 —
Graham Savage	No criteria Performance	116,612 —	71,133 —	166,246 18,274	96,202 7,675
Steven Shapiro	No criteria Performance	84,220 —	51,374 —	127,504 13,198	72,603 5,543
Peter Sharpe	No criteria Performance	103,656 —	63,230 —	156,929 16,244	89,358 6,822
Robert Steacy	No criteria Performance	116,612 —	71,133 —	166,246 18,274	96,202 7,675

Total – No criteria		980,474	598,087	1,279,234	750,272

Total – Subject to Performance Criteria		—	—	94,416	39,653

Total Outstanding		980,474	598,087	1,373,650	789,925

Notes:

(1)	Certain of the DSUs noted in this column as “Performance”, are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “Statement of Executive Compensation—Annual Fees”. As noted earlier, the performance threshold has not been met as of August 31, 2015.
(2)	In Fiscal 2015, 980,474 DSUs were issued which represent 781,632 DSUs ($757,000 of fees) earned in Fiscal 2015 and 198,842 DSUs ($377,800 of fees) earned in six months ended August 31, 2014. The DSUs related to Fiscal 2014 were issued in Fiscal 2015 due to a special Blackout Period which prevented their issuance in Fiscal 2014. The special Blackout Period lifted in Fiscal 2015 and the aforementioned DSUs were issued in accordance with the DSU Plan.
(3)	The value of the DSUs vested during the year and as of the end of the year, are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2015 of $0.42 for the Voting Shares and $0.61 for the Variable Voting Shares.

Insurance Coverage for Directors and Officers and Indemnification

Postmedia has obtained a directors’ and officers’ liability insurance policy, which covers indemnification of directors and officers and individual directors and officers of Postmedia in certain circumstances. In addition, Postmedia has entered into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

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Share Ownership

The following table identifies the name and residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 17, 2015:

NAME AND RESIDENCE	POSITION WITH THE CORPORATION	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY (#)	NUMBER OF OPTIONS, DSUS AND RSUS BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY (#)	PERCENTAGE OF SHARES OWNED IN RESPECT OF PARTICULAR CLASS (%)
Rod Phillips Toronto, Ontario, Canada	Director and Chair of the Board of Directors	—	179,353 DSUs	—
Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	108,000 Voting Shares(1) 647,233 Variable Voting Shares	750,000 Options plus 600,000 Tandem Options/RSUs(2)	10.48 *	% *
Charlotte Burke Toronto, Ontario, Canada	Director	—	153,600 DSUs	—
Hugh F. Dow Toronto, Ontario, Canada	Director	—	143,516 DSUs	—
Martin Nisenholtz Brookline, Massachusetts, U.S.A	Director	—	106,283 DSUs	—
Jane Peverett Vancouver, British Columbia, Canada	Director	—	107,983 DSUs	—
Graham Savage Toronto, Ontario, Canada	Director	—	184,520 DSUs	—
Steven Shapiro(3) New York, New York, U.S.A.	Director	—	140,702 DSUs	—
Peter Sharpe Toronto, Ontario, Canada	Director	25,000 Voting Shares 149,822 Variable Voting Shares	173,173 DSUs	2.43 *	% *
Robert Steacy Toronto, Ontario, Canada	Director	—	184,520 DSUs	—
Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	21,600 Voting Shares	315,000 Options	2.10%
Wayne Parrish(4) Toronto, Ontario, Canada	Chief Operating Officer	21,600 Voting Shares	—	2.10%
Andrew MacLeod Kitchener, Ontario, Canada	Executive Vice President and Chief Commercial Officer	—	50,000 Options	—
Gordon Fisher Toronto, Ontario, Canada	President, National Post and Executive Vice President Reader Revenue and Manufacturing	4,632 Voting Shares 70,453 Variable Voting Shares(5)	330,000 Options	* *	*
Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President and General Counsel	—	120,000 Options	—
*	denotes a percentage of Share ownership less than one percent (1%) of Voting Shares.
**	denotes a percentage of Share ownership less than one percent (1%) of Variable Voting Shares.

Notes:

(1)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(2)	Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. In the event that he exercises the Options, the corresponding number of RSUs will be automatically forfeited for no consideration. In the event that he exercises the RSUs, the corresponding number of Options will be automatically forfeited for no consideration.
(3)	Mr. Shapiro is a Founding Partner and Portfolio Manager at GoldenTree. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 146,694,259 Variable Voting Shares of the Corporation as at November 17, 2015.
(4)	Mr. Parrish’s employment with the Company ended July 6, 2015.
(5)	Of these Variable Voting Shares, 54,000 are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.

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Share Ownership Guidelines

The Board of Directors has adopted share ownership guidelines for directors. Each non-executive director is required to acquire Shares having a value of three times the base annual director fees, which at this time amounts to $360,000. Non-executive directors are expected to achieve this level of ownership within five years from the date they became directors. Directors may apply RSUs and DSUs which they have received or earned or are owing to them towards this minimum equity ownership requirement, but only to the extent that such RSUs or DSUs have vested. Directors may also apply Shares that are beneficially owned by them or a family member towards this minimum equity ownership requirement. Directors who are nominated by a Shareholder pursuant to a nominating agreement with the Company may apply Shares held by such nominating Shareholder and its affiliates towards this minimum share ownership requirement. To determine whether a director has met this minimum share ownership level, Shares, RSUs and DSUs will be valued at the greater of: (a) their value at the time of acquisition or grant; and (b) the current market price of the applicable Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The Option Plan, RSU Plan and ESPP Plan were not approved by Shareholders as they were each adopted by the Corporation prior to being listed on the TSX. The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at August 31, 2015:

EQUITY COMPENSATION PLAN	NUMBER OF SHARES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (#)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($)	NUMBER OF SHARES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (#)
Option Plan	2,829,000(1)	5.44	171,000(2)
RSU Plan	600,000	—	—
ESPP Plan	—	—	800,000(3)

Notes:

(1)	This amount includes 600,000 of tandem Options/RSUs issued to Mr. Godfrey. In the event that he exercises the Options, the corresponding number of RSUs will be automatically forfeited for no consideration. In the event that he exercises the RSUs, the corresponding number of Options will be automatically forfeited for no consideration.
(2)	This amount is based on there being a maximum of 3,000,000 Shares authorized for issuance under the Option Plan.
(3)	The maximum number of Shares that may be issued from treasury under the ESPP is 800,000 Shares. As of the date hereof, no Shares have been issued in respect of the ESPP.

For more information about the Company’s equity compensation plans, see “Statement of Executive Compensation – Stock Option Plan, Restricted Share Unit Plan and Employee Share Purchase Plan”, respectively.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our corporate governance policies, procedures and practices are designed to ensure that our Board of Directors can fulfill its statutory mandate to supervise the management of our business and affairs with the highest standards of ethical conduct. The Board of Directors believes that good corporate governance improves corporate performance and benefits all Shareholders. Set forth below is certain disclosure by Postmedia of its corporate governance practices.

Board of Directors

In fulfilling its statutory mandate and discharging its duty of stewardship of Postmedia, the Board of Directors assumes responsibility for, among other things:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•	assessing, monitoring and managing the principal strategic risks and reviewing the operational, reporting and compliance risks for Postmedia and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems;

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•	ensuring, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees (the “Committees”) in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•	assessing whether internal controls and management information systems are in place and ensuring they are evaluated and reviewed periodically on the initiative of the Audit Committee, including, Postmedia’s Timely Disclosure, Confidentiality and Inside Trading Policy;

•	assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for CEO selection and performance reviews, and policies regarding succession in an emergency or upon retirement of the CEO) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Pension Committee;

•	ensuring that Postmedia has in place a policy for effective communication with Shareholders, other stakeholders and the public generally; and

•	reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board of Directors, appointment of directors to fill vacancies on the Board of Directors, appointment of members of the various Committees and establishing the form and amount of director compensation.

The text of the Board of Directors Charter is attached as Schedule “A”.

Board of Directors Composition and Nomination Process

In Fiscal 2015, the Board of Directors was composed of ten directors, which number will be increased to 11 in the event that all nominees are elected at the Meeting.

The Corporate Governance and Nominating Committee: (a) develops and recommends to the Board of Directors criteria for selecting new directors; (b) identifies individuals qualified to become directors; and (c) recommends to the Board of Directors nominees for election to the Board of Directors and directors to be appointed to each Committee and as the chair of each Committee. In attending to the above matters, the Corporate Governance and Nominating Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	judgement, character, expertise, skills and knowledge useful to the oversight of the Corporation’s business;

•	diversity of viewpoints, backgrounds, experiences and other demographics;

•	business or other relevant experience; and

•	the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, collegial and responsive to the needs of Postmedia.

These criteria are to be applied in respect of each individual director, and in respect of the Board of Directors and each Committee as a whole.

Our Corporate Governance Guidelines do not restrict the number of boards on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the Chair of the Board of Directors approve any other directorships held by our directors and officers. In considering such requests, the Chair will consider a number of factors, including any conflicts of interest that such directorship may raise. The Chair of the Corporate Governance and Nominating Committee is responsible for approving any other directorship held by the Chair of the Board of Directors. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board of Directors. None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Postmedia without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors.

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Gender Diversity at the Board Level

The Board of Directors recognizes the value that diversity brings to both the boardroom and workplace. The Corporation is a member of The Canadian Board Diversity Council, which is a self-funded organization advancing diversity on Canada’s boards.

The Board of Directors currently has two female directors. If the proposed nominee directors for this year are elected, then the Board of Directors will have three female directors, which will represent approximately twenty-seven percent (27%) of the Board of Directors and approximately thirty-three percent (33%) of the Corporation’s independent directors.

As referenced above, the Board of Directors and the Corporate Governance and Nominating Committee consider diversity, including gender diversity, in selecting potential director candidates. The Board of Directors and the Corporate Governance and Nominating Committee consider the representation of women in identifying and nominating board candidates in a variety of ways, including by actively seeking female candidates for inclusion in its list of potential candidates for future vacancies. For instance, the committee reviews resources, such as those provided by the Canadian Board Diversity Council, that profile women who are currently on or have an interest in serving on public Canadian boards. This ensures that there is a broad pool of female candidates to draw upon in the event of a vacancy on the Board of Directors.

The Board of Directors has not adopted a written policy relating to the identification and nomination of female directors or a target representation of women on the Board of Directors, as it has incorporated consideration of gender diversity into its practices as described above. Further, the Board of Directors believes that it is a combination of the skills, experience and character of an individual that are the most important qualities in assessing the value that such individual can bring to the Board of Directors.

Gender Diversity at the Executive Level

Postmedia is committed to a fair and inclusive work environment where diversity is valued. The Company has two female executive officers out of seven. Women currently represent twenty-eight percent (28%) of each of the Corporation’s executive officers and existing positions at Vice President level and above. The Corporation considers the representation of women in executive officer appointments as a normal practice.

Gender targets at the executive level have not been adopted as the Corporation is of the view that gender is one factor of many to be considered in advancement and hiring decisions, but emphasis should be placed on hiring or advancing the most qualified individuals.

Attendance

The following table outlines the attendance record of directors at Board and Committee meetings in Fiscal 2015:

NAME	BOARD OF DIRECTORS MEETINGS ATTENDED	AUDIT COMMITTEE MEETINGS ATTENDED	COMPENSATION AND PENSION COMMITTEE MEETINGS ATTENDED	CORPORATE GOVERNANCE AND NOMINATIONG COMMITTEE MEETINGS ATTENDED	DIGITAL OVERSIGHT COMMITTEE MEETINGS ATTENDED
Rod Phillips	11 of 11	—	—	—	—
Paul Godfrey	11 of 11	—	—	—	—
Charlotte Burke	10 of 11	7 of 7	—	—	4 of 4
Hugh F. Dow	11 of 11	—	6 of 6	—	4 of 4
Martin Nisenholtz	11 of 11	—	6 of 6	—	4 of 4
Jane Peverett	11 of 11	7 of 7	—	3 of 3	—
Graham Savage	9 of 11	7 of 7	6 of 6	—	—
Steven Shapiro	8 of 11	—	—	2 of 3	—
Peter Sharpe	11 of 11	—	5 of 6	3 of 3	—
Robert Steacy	11 of 11	7 of 7	6 of 6	—	—

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Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably be expected to interfere with the exercise of his or her independent judgement, and must not be in any relationship deemed to be not independent pursuant to such policies.

The Board of Directors has determined that a majority of its current directors are independent as defined in National Instrument 58-101-Disclosure of Corporate Governance Practices. The eight independent directors are Rod Phillips, Charlotte Burke, Hugh F. Dow, Martin Nisenholtz, Jane Peverett, Graham Savage, Peter Sharpe and Robert Steacy. Messrs. Godfrey and Shapiro are not independent. Specifically, Mr. Godfrey is not independent as a result of his position as CEO of Postmedia and Mr. Shapiro is not independent because he is a Founding Partner and Portfolio Manager at GoldenTree, and GoldenTree (or its affiliates) has significant debt and equity holdings in Postmedia and entered into the Standby Purchase Agreement (as defined below) with Postmedia (as discussed in more detail in “Interest of Informed Persons in Material Transactions – Standby Purchase Agreement”) under which it received $7.1 million as a standby fee. Independent directors do not currently hold regularly scheduled meetings at which non-independent directors are not in attendance, however, in camera sessions are held at each regularly scheduled Board of Directors meeting exclusive of management and non-independent directors, including directors who are members of management, for the purpose of facilitating open and candid discussion amongst its members. Further, in camera sessions are held after each regularly scheduled Committee meetings exclusive of management.

The Board of Directors has determined that, if elected, all the new nominees would be independent except for Mr. Lodge, who would not be independent for the same reasons that Mr. Shapiro is not independent.

Board of Directors Process

In addition to having the majority of the Board of Directors composed of independent directors, the Board of Directors has adopted a variety of procedures to allow for the independent functioning of the Board of Directors from management. Those procedures include having a Chair or Lead Director who is an independent director with a formal mandate to assist the Board of Directors in fulfilling its duties effectively, efficiently and independent of management, members of the Board of Directors having the opportunity to initiate discussions with senior management without the CEO present so that they may freely discuss any concerns they may have and the ongoing monitoring of the relationship between the Board of Directors and senior management by the Corporate Governance and Nominating Committee.

The Board of Directors exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Postmedia.

Code of Business Conduct and Ethics

Postmedia has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our Company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and is available on SEDAR at www.sedar.com. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, fraud, protection and proper use of Postmedia assets and the reporting of illegal and unethical behaviour.

The Company encourages personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head and require personnel who detect or suspect a fraud has occurred to report the incident immediately. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls, auditing matters and breaches of the Code of Business Conduct and Ethics. The Board of Directors requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains formal confirmation of compliance with the Code of Business Conduct and Ethics annually from directors, officers and a group of senior managers from across the Company that includes employees with direct reports.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board of Directors (or a Committee to whom that authority has been delegated), while any waiver for all other employees may only be made by the CEO.

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In order to help ensure that directors exercise independent judgement in considering any transaction or agreement in which a director or executive officer has a material interest, any director or executive officer with such an interest is expected to declare the interest and would generally not be present for any discussion or vote regarding the matter.

Position Descriptions

The Chair of the Board of Directors, Lead Director and Committee Chairs

The Board of Directors has approved a position description for each of the Chair of the Board of Directors and Lead Director. The Lead Director position description provides that the Lead Director is appointed where the Chair of the Board of Directors is not an independent director, to assist the Chair of the Board of Directors in fulfilling his/her duties and the Board of Directors in fulfilling its duties independent of senior management and to ensure that directors have an independent leadership contact.

The current Chair of the Board of Directors is Mr. Phillips who is an independent director. As the Chair is an independent director, there is currently no Lead Director.

The position description for the Chair of the Board of Directors delegates to him/her the responsibility for, among other things, taking a leadership role in ensuring effective communication and relationships between Postmedia, Shareholders, stakeholders and the general public, promoting an understanding by members of the Board of Directors and senior management of the duties and responsibilities of the Board of Directors and recommending procedures to enhance the work of the Board of Directors and cohesiveness among directors. Further, the position description for the Chair of the Board of Directors delegates to him, or where the Chair is not an independent director, the Lead Director, the responsibility for, among other things, acting as a liaison between the Board of Directors and the CEO and facilitating the annual performance review and evaluation of the Board of Directors and its members in accordance with the Board of Directors and Committee charters and facilitating the assessment and adequacy of the Charter of the Board of Directors.

The position description for the Lead Director delegates to him/her the responsibility for, among other things, assisting the Chair of the Board of Directors in promoting the proper flow of information to the members of the Board of Directors to keep the members of the Board of Directors fully apprised of all matters which are material to members of the Board of Directors at all times, providing leadership to the Board of Directors if circumstances arise in which the Chair of the Board of Directors may, or may be perceived to, have a conflict of interest and presiding over meetings of the members of the Board of Directors or the Corporation’s Shareholders when the Chair of the Board of Directors is absent or when the Board of Directors determines the Lead Director should do so.

The Board of Directors has also approved position descriptions for the Chair of the Audit Committee, the Chair of the Compensation and Pension Committee and the Chair of the Corporate Governance and Nominating Committee that delegate to such Chairs the responsibility for, among other things, recommending procedures to enhance the work of each respective Committee, facilitating performance reviews and evaluating each such Committee and its members in accordance with the respective Charter and facilitating the assessment and adequacy of the Charter for each Committee. Each Chair will be the liaison between the Committee and the Board of Directors and senior management of Postmedia.

The President and Chief Executive Officer

The Board of Directors has approved a position description for the CEO that delegates to him the responsibility for providing strategic leadership and vision by working with the Board of Directors and the senior management team to establish, implement and oversee our long-term goals, strategies, plans and policies, subject to the direction and oversight of the Board of Directors. The CEO shall be Postmedia’s primary person to communicate news pertaining to the Corporation to the public. The CEO reports formally to the Board of Directors, as well as less formally through discussions with members of the Board of Directors, to advise the Board of Directors on a timely basis of management’s current and proposed courses of action.

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Orientation and Continuing Education

Senior management, working with the Corporate Governance and Nominating Committee, provides appropriate orientation and education for new directors to familiarize them with Postmedia and its business and the role of the Board of Directors, the Committees and directors. All directors are provided with current copies of all Board of Directors and Committee charters, policies and role descriptions. New directors are also provided with in-depth orientation sessions by way of individual meetings with the executive officers and other directors.

On an ongoing basis, senior management and the Board of Directors’ advisors provide periodic presentations to the Board of Directors to ensure that directors are aware of our business and operations and industry trends and practices. These presentations include those made at Board of Directors meetings as well as presentations made at informal sessions held prior to each regularly scheduled Board of Directors meeting.

The Board of Directors is to meet at least four times a year, and more frequently as circumstances require. All members of the Board of Directors are expected to be at all meetings.

Board of Directors Renewal, Annual Evaluation and Skills Matrix Review

Postmedia has not adopted term limits, however, to ensure adequate board renewal, the Board of Directors undertakes a variety of initiatives, including: (a) an annual review of a skills matrix reflecting the skills of the Board of Directors (the “Skills Matrix”); and (b) an annual evaluation.

The Board of Directors and the Corporate Governance and Nominating Committee reviews the Skills Matrix to ensure that the Board of Directors possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Corporation.

In addition, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct an annual formal evaluation of: (a) the performance and effectiveness of the Board of Directors as a whole and of each Committee; and (b) individual directors, by way of peer evaluation and self-evaluation. As part of such process, each director completes a detailed questionnaire which requires them to assess the performance of the Board of Directors or the applicable Committee. The questionnaires require input on the role, responsibilities and effectiveness of the Board of Directors and each Committee, its membership, the conduct of meetings, the performance of the Chair, and any improvements that could be made to enhance its effectiveness. Further, as part of the evaluation process, the Chair of the Board of Directors conducts individual interviews with directors to solicit additional comments and feedback. The results of the evaluations are then reviewed by the Chair of the Board of Directors and the Corporate Governance and Nominating Committee, and the Corporate Governance and Nominating Committee reports thereon to the Board of Directors.

Committees of the Board of Directors

The Board of Directors has established four standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below. Each Committee shall review and assess its mandate at least annually, has the authority to retain special legal, accounting or other advisors and, is chaired by an independent director.

Composition of Committees

The members of the Board of Directors’ Committees have been appointed by the Board of Directors and will in the future be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.

Audit Committee

The members of the Audit Committee are Mr. Steacy (Chair), Ms. Burke, Ms. Peverett and Mr. Savage. The Audit Committee assists the Board of Directors in, among other things, its oversight and evaluation of: (a) the quality and integrity of the financial statements of Postmedia; (b) the compliance by Postmedia with legal and regulatory requirements in respect of financial disclosure; (c) the qualification, independence and performance of the independent auditor: (d) the assessment, monitoring and management of the financial, reporting and compliance risks involved with Postmedia’s business; (e) the enterprise risk management process; and (f) the performance of the CFO.

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The text of the Audit Committee’s Charter may be found in the Company’s Annual Information Form dated November 25, 2015 (“Annual Information Form”) which is available on SEDAR at www.sedar.com.

All members of the Audit Committee are independent and “financially literate” as contemplated by the rules of the Canadian Securities Administrators. When considering criteria for determinations of financial literacy, Audit Committee members must be able to read and understand financial statements of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by our consolidated financial statements. For more information on the relevant education and experience of Mr. Steacy, Ms. Burke, Ms. Peverett and Mr. Savage, see “Board of Directors – Director Biographies” in this document and “Audit Committee Information – Relevant Education and Experience” in the Annual Information Form which is available on SEDAR at www.sedar.com.

The following table summarizes the fees billed by the Corporation’s external auditors for the years ended August 31, 2015 and 2014 for audit and non-audit related services provided to the Corporation and its subsidiaries:

YEAR	AUDIT FEES ($)	AUDIT RELATED FEES ($)	TAX COMPLIANCE FEES ($)	ALL OTHER FEES ($)
Fiscal 2015	726,000(1)	68,800(2)	26,250	266,050(3)
Fiscal 2014	575,000	74,500(2)	7,500	524,000(4)

Notes:

(1)	The increase in audit fees relates to additional work required as a result of the properties acquired as part of the Sun Acquisition. For more information on the Sun Acquisition, see “Interest of Informed Persons in Material Transactions – Standby Purchase Agreement”.
(2)	Includes fees incurred in connection with the audit of the Pension Plan financial statements, fees incurred with respect to specified procedures on internal controls and Canadian Public Accountability Board fees.
(3)	Includes fees incurred in connection with the due diligence related to the Sun Acquisition, the Rights Offering and related translation services. For more information on the Sun Acquisition and the Rights Offering, see “Interest of Informed Persons in Material Transactions – Standby.
(4)	Includes fees incurred in connection with the due diligence related to the Sun Acquisition.

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. The Audit Committee will also meet in camera at each of its regularly scheduled meetings.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Postmedia without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors. None of the members of the Audit Committee serves on the audit committee of more than three other public companies.

Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Nisenholtz, Sharpe and Steacy. The Compensation and Pension Committee is composed entirely of independent directors. The Compensation and Pension Committee assists the Board of Directors in discharging its responsibilities relating to: (a) recruitment, development and retention of senior management; (b) appointment and compensation of senior management; (c) senior management succession planning; (d) compensation structure for the Board of Directors and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; (e) share ownership guidelines; and (f) the pension plans and other retirement arrangements of Postmedia. The Compensation and Pension Committee makes recommendations to the Board of Directors and reviews the adequacy and form of directors’ compensation annually to ensure that such compensation reflects the responsibilities and risks involved in being an effective director.

The Compensation and Pension Committee charter provides that the Compensation and Pension Committee is to meet at least quarterly, and is to meet separately with senior management periodically, and with outside advisors as appropriate. The Compensation and Pension Committee will also meet in camera at each of its regularly scheduled meetings.

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Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Messrs. Sharpe (Chair), and Shapiro and Ms. Peverett. The Corporate Governance and Nominating Committee is not composed entirely of independent directors. Mr. Shapiro is a non-independent director. For more information, see “Statement of Corporate Governance Practices—Board of Directors Composition and Nomination Process”. However, the Board of Directors has ensured that there is an objective nomination process by having a majority of the members of the Corporate Governance and Nominating Committee be independent directors. In addition to making recommendations as to the size of the Board of Directors, nominees for election as directors and the composition of Committees, the Corporate Governance and Nominating Committee is intended to: (a) enhance Postmedia’s corporate governance process through the development and recommendation to the Board of Directors of appropriate corporate governance guidelines; (b) administer the Code of Business Conduct; (c) assist the Board of Directors and the Committees in their annual review of their performance and their charters; and (d) undertake such other initiatives that may be necessary or desirable to enable the Board of Directors to provide effective corporate governance. The Corporate Governance and Nominating Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board of Directors address corporate governance issues.

The Corporate Governance and Nominating Committee charter provides that the Corporate Governance and Nominating Committee is to meet at least twice a year, and is to meet separately with senior management periodically, and with outside counsel as appropriate. The Corporate Governance and Nominating Committee will also meet in camera at each of its regularly scheduled meetings.

Digital Oversight Committee

The members of the Digital Oversight Committee are Messrs. Nisenholtz (Chair) and Dow and Ms. Burke. The Digital Oversight Committee oversees, consults and advises on Postmedia’s digital strategy and plan, including providing feedback with respect to progress along Postmedia’s stated product plan and key milestones. The Chair of the Digital Oversight Committee is generally responsible for facilitating the performance by the Digital Oversight Committee of its obligations under the Digital Oversight Committee Charter and specifically, for any responsibilities set out under the Digital Oversight Committee Charter.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, to the knowledge of the directors and executive officers of Postmedia, no “informed person” (as defined in National Instrument 51-102) or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since September 1, 2012 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or our subsidiaries.

Registration Rights Agreement

On July 13, 2010, Postmedia entered into a registration rights agreement with GoldenTree. Under the agreement, GoldenTree was granted demand registration rights pursuant to which GoldenTree may require Postmedia to file a prospectus with the Canadian securities administrators qualifying the Shares owned by GoldenTree for sale in Canada. The agreement also grants piggyback registration rights to GoldenTree in the event that Postmedia proposes to distribute Shares by way of a prospectus, which rights allow GoldenTree to require Postmedia in certain circumstances to include Shares owned by GoldenTree in such prospectus distribution.

Nominating Agreement

On July 13, 2010, Postmedia entered into a nominating agreement with GoldenTree, a principal Shareholder. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment advisor) beneficially owns or exercises control or direction over a minimum of ten percent (10%) of the outstanding Shares of Postmedia, GoldenTree has the right to select one individual, who shall be presented to the Shareholders of Postmedia as part of management’s proposed list of nominees to serve as a director on the Board of Directors of Postmedia at any Shareholder meeting at which directors of Postmedia are being elected. GoldenTree’s current nominee on the Board of Directors is Mr. Shapiro and its proposed nominee for election to the Board of Directors at the Meeting is Mr. Lodge, who is Partner of GoldenTree. Upon termination of the nominating agreement, the then current nominee of GoldenTree shall fulfill his or her term as member of the Board of Directors and GoldenTree shall cease to have any nomination rights on a going forward basis.

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First-Lien Notes and Second-Lien Notes

GoldenTree and certain investment funds for which it serves as investment advisor own Variable Voting Shares (for more information, see “Voting Information – Quorum and Principal Holders”) and a portion of the First-Lien Notes and the Second-Lien Notes.

Standby Purchase Agreement

On April 13, 2015, the Corporation completed its acquisition of Sun Media Corporation’s (“Sun Media”) stable of more than 170 English language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital receivable of $1.2 million which was received subsequent to August 31, 2015 (the “Sun Acquisition”). The Corporation financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of First-Lien Notes for proceeds of $140 million, the issuance of Variable Voting Shares pursuant to a rights offering of subscription receipts (the “Rights Offering”) for proceeds of $173.5 million, net proceeds related to the sale of the Montreal Gazette production facility of $12.4 million and corporate cash for the remainder.

On October 6, 2014, Postmedia entered into a standby purchase agreement with its largest Shareholder, GoldenTree (the “Standby Purchase Agreement”), pursuant to which GoldenTree agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering, subject to the satisfaction of certain conditions. GoldenTree was paid $7.1 million for acting as standby purchaser under the Standby Purchase Agreement. The above summary of the Standby Purchase Agreement is subject to, and qualified in its entirety by reference to, the provisions of the Standby Purchase Agreement, the full text of each of which is available on SEDAR at www.sedar.com.

Conversion Restriction Agreement

In December 2014, Canso announced that certain investment funds and accounts over which it had control or direction acquired 3,325,827 Variable Voting Shares (which, if converted into Voting Shares would have represented 77.90% of the total outstanding Voting Shares at that time). The Corporation entered into a conversion restriction agreement with Canso dated December 11, 2014 (the “Conversion Restriction Agreement”), pursuant to which Canso has agreed that during the term of the agreement it and its affiliates and any accounts over which it or its affiliates exercise control or direction and any persons acting jointly or in concert with Canso or its affiliates (all such persons, together with Canso, are referred to herein as the “Canso Group”) will not convert any of the Variable Voting Shares beneficially owned by any member of the Canso Group or over which any member of the Canso Group exercises control or direction (including, without limitation, any Variable Voting Shares over which beneficial ownership or control or direction is acquired following the date of such agreement) into Voting Shares, where the Voting Shares acquired upon such conversion, together with the Voting Shares beneficially owned by members of the Canso Group or over which members of the Canso Group exercise control or direction, represent in the aggregate twenty percent (20%) or more of the outstanding Voting Shares on a post-conversion basis (excluding all Variable Voting Shares not being converted and other securities convertible into, exercisable into or exchangeable for Voting Shares), without the prior written consent of the Corporation, which consent may be withheld at the Corporation’s sole discretion. The Conversion Restriction Agreement may only be terminated (i) with the mutual consent of the Corporation and Canso; or (ii) following the termination of the Postmedia Rights Plan or the redemption of the rights thereunder (other than a redemption by the Board of Directors under certain conditions).

ADDITIONAL INFORMATION

Additional information relating to Postmedia is available on SEDAR at www.sedar.com and financial information relating to the Corporation is provided in Postmedia’s audited consolidated financial statements and management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013.

To request copies of Postmedia’s audited consolidated financial statements, management’s discussion and analysis, Annual Information Form, or its Code of Business Conduct and Ethics, Shareholders may contact Postmedia’s Corporate Secretary, Gillian Akai, at, Postmedia Place, 365 Bloor Street East, 12th Floor, Toronto, Ontario, M4W 3L4, telephone number (416) 383-2300.

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DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our Shareholders have been approved by the Board of Directors of Postmedia Network Canada Corp.

By Order of the Board of Directors

Rod Phillips

Chair of the Board of Directors

November 25, 2015

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SCHEDULE “A”

POSTMEDIA NETWORK CANADA CORP.

(the “Company”)

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•	review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long-term strategic plans and the principal issues that the Company expects to face in the future;

•	assess, monitor and manage the principal strategic risks, and review the operational, reporting and compliance risks (together with the strategic risks, the “Risks”) for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems;

•	ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•	assess whether internal controls and management information systems for the Company are in place and ensure they are evaluated and reviewed periodically on the initiative of the Audit Committee, including, the Timely Disclosure, Confidentiality and Insider Trader Policy;

•	assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for President & Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the President & Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee;

•	ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•	review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

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COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board of Directors should be comprised of that number of individuals which will permit the Board of Directors’ effective functioning. The appointment and removal of directors shall occur in accordance with the Company’s by-laws and any existing resolutions. A majority of the Board of Directors should meet the independence requirements of any applicable legislation, regulatory requirements and policies, including, but not limited to, the independence requirements set out in section 1.4 of National Instrument 52-110 – Audit Committees. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors and, where the Chairman is not independent, designate a Lead Director by a majority vote of the Board of Directors.

At least 25% of the Board of Directors shall be “resident Canadians”, as contemplated by the CBCA. Additionally, more than 51% of the directors, including the Chairman, shall be Canadian citizens.

MEETINGS

The Board of Directors shall meet at least four times each year and more frequently as circumstances require. All members of the Board of Directors should strive to be at all meetings. The Board of Directors shall meet separately, periodically, without senior management, and may request any member of the Company’s senior management or the Company’s outside counsel or independent auditor to attend meetings of the Board of Directors or with advisors thereto.

A majority of the number of directors of the Company shall constitute a quorum for the transaction of business. Subject subsections 111(1), 114(4) and 117(1) of the CBCA, no business shall be transacted by the directors except at a meeting of the Board of Directors at which quorum is present and at which at least 25% of the directors present are “resident Canadians”, as contemplated by the CBCA. Additionally, more than 51% of the directors present shall be Canadian citizens.

RISKS

The Board of Directors shall:

•	Approve a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the “ERM Policy”) that is developed and is to be implemented by senior management.

•	Meet with senior management to review and discuss senior management’s timely identification of the most significant Risks, including those Risks related to or arising from the Company’s weaknesses, threats to the Company’s business and the assumptions underlying the Company’s strategic plan (“Principal Risks”).

•	Approve a formalized, disciplined and integrated enterprise risk management process, upon recommendation of the Audit Committee, that is developed by senior management to monitor, manage and report Principal Risks.

•	Review management policies (and changes thereto) setting out the framework within which each identified Principal Risk of the Company shall be managed.

•	At least semi-annually, obtain from senior management a report specifying the management of the Principal Risks of the Company including compliance with the ERM Policy and other policies of the Company for the management of Principal Risks.

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COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following three committees: the Audit Committee, the Compensation and Pension Committee, and the Corporate Governance and Nominating Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

Annually, or more frequently at the request of the Executive Vice President, Legal and General Counsel as a result of legislative or regulatory changes, the Board of Directors through the Corporate Governance and Nominating Committee shall, in a manner it determines to be appropriate:

•	Conduct a review and evaluation of the performance of the Board of Directors and its members and committees, including the compliance of the Board of Directors with this Charter. This evaluation will focus on the contribution of the Board of Directors to the Company and specifically focus on areas in which the directors and senior management believe that the contribution of the Board of Directors could be improved.

•	Review and assess the adequacy of this Charter and the position description for the Chairman and make any improvements the Board of Directors determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the Executive Vice President, Legal and General Counsel, who will report any such amendments to the Board of Directors at its next regular meeting.

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SCHEDULE “B”

RESOLUTION TO AMEND THE OPTION PLAN

BE IT RESOLVED as an Ordinary Resolution that:

1.	Postmedia Network Canada Corp.’s (the “Corporation”) stock option plan (the “Option Plan”) be and is hereby amended by increasing the number of Shares issuable under the Option Plan from 3,000,000 to 18,300,000.

2.	Any one director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such directors and officers may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

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SCHEDULE “C”

RESOLUTION TO AMEND THE RSU PLAN

BE IT RESOLVED as an Ordinary Resolution that:

1.	Postmedia Network Canada Corp.’s (the “Corporation”) restricted share unit plan (the “RSU Plan”) be and is hereby amended by increasing the number of Shares issuable under the RSU Plan from 600,000 to 4,600,000.

2.	Any one director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such directors and officers may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

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